No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JUNE 2021

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

Exhibit 1:

Notice of Convocation of the 97th Ordinary General Meeting of Shareholders of the Company has been uploaded on June 1, 2021 to the Company’s website shown below.

https://global.honda/investors/stock_bond/meeting.html

Exhibit 2:

The English translation of Report of Independent Directors of the Company.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA
(HONDA MOTOR CO., LTD.)

/s/ Masao Kawaguchi
Masao Kawaguchi
General Manager
Finance Division
Honda Motor Co., Ltd.

Date: June 1, 2021

Securities Code Number: 7267

NOTICE OF CONVOCATION OF

THE 97TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD AT GRAND NIKKO TOKYO DAIBA, TOKYO, JAPAN

ON JUNE 23, 2021 AT 10:00 A.M.

(This is an abridged translation of the original notice

in the Japanese language mailed on June 4, 2021

to shareholders in Japan, and is for reference purposes only.)

HONDA MOTOR CO., LTD.

(HONDA GIKEN KOGYO KABUSHIKI KAISHA)

TOKYO, JAPAN

[Abridged Translation]

June 4, 2021

To Shareholders:

Notice of Convocation of the 97th

Ordinary General Meeting of Shareholders

Dear Shareholders:

You are hereby notified that the 97th Ordinary General Meeting of Shareholders will be held as stated below.

We have decided to hold this meeting after taking appropriate measures to prevent the spread of the COVID-19 infection.

For your health and safety, you are urged to exercise your voting rights by mail or via the Internet in advance if possible and to refrain from coming to the venue, regardless of your health status.

If you exercise your voting rights by mail or via the Internet, please review the reference materials for the general meeting of shareholders mentioned below, and exercise your voting rights no later than 6:00 p.m. on Tuesday, June 22, 2021.

This general meeting of shareholders will be streamed live via the Internet, from the opening to the closing of the meeting.

Yours faithfully,

Toshihiro Mibe
President and Representative Director

Honda Motor Co., Ltd.
1-1, Minami-Aoyama, 2-chome
Minato-ku, Tokyo

Particulars

Time and Date	10:00 a.m. on Wednesday, June 23, 2021 (registration desks to open at 9:00 a.m.)

Place	Grand Nikko Tokyo Daiba
Palais Royal ball room on the first basement level, at 2-6-1 Daiba, Minato-ku, Tokyo

Agenda Matters to be reported	1. The Business Report, Consolidated Financial Statements and Unconsolidated Financial Statements for the 97th Fiscal Year (from April 1, 2020 to March 31, 2021);

2. The Results of the Audit of the Consolidated Financial Statements for the 97th Fiscal Year (from April 1, 2020 to March 31, 2021) by the Independent Auditors and the Audit and Supervisory Committee.

Matters to be resolved	First Item	Partial Amendments to the Articles of Incorporation
	Second Item	Election of Eleven (11) Directors

Matters Posted on the Company’s Website

∎

Regarding documents to be provided together with this Notice of Convocation, following items are posted on the Company’s website in accordance with provisions of laws and regulations and Article 15 of the Company’s Articles of Incorporation.

• Business Report:	OUTLINE OF BUSINESS
Changes in Financial Position and Results of Operations of the Group and the Parent Company, Principal Business Activities, Principal Business Sites
Employees of the Group and the Parent Company
COMMON STOCK
Total Number of Shares Issued, Number of Shareholders, Major Shareholders
STOCK WARRANTS
CORPORATE OFFICERS
Principal Activities of Outside Directors during the Fiscal Year ended March 31, 2021
Summary of Content of Liability Limitation Contracts
FINANCIAL AUDITOR
THE COMPANY’S SYSTEMS AND POLICIES
Systems to Ensure the Appropriateness of Operations
Overview of Operating Status for Systems to Ensure the Appropriateness of Operations
• Consolidated Financial Statements:	Consolidated Statements of Comprehensive Income (reference)
Consolidated Statements of Changes in Equity
Consolidated Statements of Cash Flows (reference)
Segment Information (reference)
The Notes to the Consolidated Statutory Report

The Audit and Supervisory Committee and the financial auditor have audited documents that are subject to audit, including the above matters posted on the Company’s website.

∎	If any revision is made to the reference materials for the general meeting of shareholders or the attached materials, the revision will be posted on the Company’s website.

Japanese https://www.honda.co.jp/investors/	English https://global.honda/investors/

Notes:

(1)	If there is no indication of approval or disapproval on a voting right exercise form in relation to any matter proposed to be resolved, it will be treated as a vote of approval for such matter.

(2)

If voting rights are exercised both through indications on the voting right exercise form by mail and through voting via the Internet, causing voting rights to be exercised more than once, the votes submitted via the Internet will be regarded as the effective votes.

(3)	If voting rights are exercised more than once via the Internet, the most recent votes submitted via the Internet will be regarded as the effective votes.

(4)

If you wish to exercise your voting rights by proxy, one other shareholder holding a voting right of the Company may attend the meeting as proxy. In this case, please submit a document that certifies your power of representation, such as a letter of attorney, to the Company. A person who is not a shareholder, such as a proxy who is not a shareholder or an accompanying person of a shareholder, may not attend the meeting.

*	If you wish to exercise your voting rights via the Internet, please enter your vote for or against each of the proposals on the following voting rights exercise website.

https://evote.tr.mufg.jp/

Request: We request that when arriving at the meeting you present the voting right exercise form enclosed herewith to the meeting hall receptionist.

REFERENCE MATERIALS FOR THE GENERAL MEETING OF SHAREHOLDERS

FIRST ITEM     Partial Amendments to the Articles of Incorporation

1. Reasons for Amendments

(1)	Transition to a company with three committees

The Company has been striving to enhance corporate governance as one of the most important tasks for its management, based on the Company’s Fundamental Beliefs, in order to strengthen the trust of our shareholders/investors, customers and society and to seek sustainable growth and the enhancement of corporate value over the mid- to long-term, thereby becoming “a company that society wants to exist.”

In order to further strengthen the supervisory functions of management by realizing a clear separation between supervisory functions and executive functions, the Company has decided to transition to a company with three committees, in which a majority of the members of each committee are outside directors, and which allows for the transfer of broad authority for business execution from the board of directors to executive officers, who assume clear legal responsibility.

Accordingly, the Company intends to make amendments to the Articles of Incorporation, including the establishment of new provisions concerning the Nominating Committee, Audit Committee, Compensation Committee, and Executive Officers, the deletion of provisions concerning Audit and Supervisory Committee Members and the Audit and Supervisory Committee, and other necessary amendments.

(2)	Introduction of measures for providing reference materials, etc. for the general meeting of shareholders in electronic format

The 2019 amendment of the Companies Act allows for measures for providing reference materials, etc. for the general meeting of shareholders in an electronic format, and from the enforcement date of the amended Companies Act concerning electronic provision measures, companies issuing book-entry transfer shares (listed companies) are obligated to stipulate in their articles of incorporation that they will take electronic provision measures for information that constitutes the content of reference materials for the general meeting of shareholders. Accordingly, the Company intends to make necessary amendments to the Articles of Incorporation.

(3)	Change in frequency of distributions of dividends

Article 34 of the Company’s current Articles of Incorporation stipulates that the record date for the distribution of dividends shall be four times a year (on June 30, September 30, December 31, and March 31), but going forward the Company intends to change its dividend policy and the frequency of the distribution of dividends to twice a year (an interim and a year-end dividend) in order to strive for a more stable and continuous return of profit to its shareholders even amid the changing business environment, aiming at a consolidated dividend payout ratio of 30%. Accordingly, the Company intends to make necessary amendments to the Articles of Incorporation.

(4)	Other general amendments

The Company intends to reorganize the article numbering to accommodate the newly established and deleted articles, as well as make other necessary amendments.

2.	Details of Amendments

The details of amendments are as follows;

The resolution pertaining to this proposal will take effect at the close of this general meeting of shareholders.

(Portions to be amended are underlined.)

Current Articles of Incorporation	Proposed Amendments

Article 1. through 3.	Articles 1. through 3.
[Omitted]	[Unchanged]

Article 4. (Governance components)	Article 4. (Governance components)

The Company shall have the following governance components as well as General Meetings of Shareholders and Directors, respectively.	The Company shall have the following governance components as well as General Meetings of Shareholders and Directors, respectively.

1. Board of Directors	1. Board of Directors

2. Audit and Supervisory Committee	2. Nominating Committee, Audit Committee, and Compensation Committee (“Nominating Committee, Etc.”)

[Newly established]	3. Executive Officers

3. Accounting Auditors	4. Accounting Auditors

Article 5. through 12.	Article 5. through 12.
[Omitted]	[Unchanged]

Current Articles of Incorporation	Proposed Amendments

Article 13. (Persons to convene meeting)	Article 13. (Persons to convene meeting)

Except as otherwise provided by laws or ordinances, a general meeting of shareholders shall be convened by the President and Director, based upon the resolution of the Board of Directors. If the President and Director is prevented from so doing, one of the other Directors in the order fixed in advance by the Board of Directors shall convene the meeting.

Except as otherwise provided by laws and regulations, a general meeting of shareholders shall be convened by the Director who also serves as President and Executive Officer, based upon the resolution of the Board of Directors. If such position is vacant or such Director is prevented from so doing, one of the other Directors in the order fixed in advance by the Board of Directors shall convene the meeting.

Article 14. (Chairman)	Article 14. (Chairperson)

Chairmanship of a general meeting of shareholders shall be assumed by the Chairman of the Board of Directors or the President and Director pursuant to a resolution made in advance by the Board of Directors. If both the Chairman of the Board of Directors and the President and Director are prevented from so doing, one of the other Directors shall do so in the order fixed in advance by the Board of Directors.

Chairpersonship of a general meeting of shareholders shall be assumed by the Chairperson of the Board of Directors or the President and Executive Officer pursuant to a resolution made in advance by the Board of Directors. If both the Chairperson of the Board of Directors and the President and Executive Officer are prevented from so doing, one of the other Directors or Executive Officers shall do so in the order fixed in advance by the Board of Directors.

Article 15. (Disclosure via Internet and Deemed Delivery of Reference Documents, etc. for General Meetings of Shareholders)	[Deleted]

Upon convening a general meeting of shareholders, the Company may deem that the information required to be described or indicated in the reference documents for the general meeting of shareholders, business reports, financial statements and consolidated financial statements shall have been provided to the shareholders when such information is disclosed, pursuant to laws or regulations, through a method that uses the Internet.

[Newly established]	Article 15. (Provision of documents for general meeting of shareholders in electronic format)

Upon convening a general meeting of shareholders, the Company shall take the electronic provision measure provided for in Article 325-2 of the Company Law.

Among matters for which the electronic provision measure will be taken, the Company is not required to state all matters prescribed by the Ministry of Justice Order in the document that will be issued to shareholders who requested the issuance of the document stated in Article 325-5 of the Company Law by the record date.

Article 16. through 18.	Article 16. through 18.

[Omitted]	[Unchanged]

Article 19. (Number of Directors)	Article 19. (Number of Directors)
Directors of the Company shall be not more than twenty in number, of which the Directors who are Audit and Supervisory Committee Members shall be not more than seven in number.	Directors of the Company shall be not more than fifteen in number.

Article 20. (Election of Directors)	Article 20. (Appointment of Directors)

Directors shall be elected by the resolution of a general meeting of shareholders. Resolution of such elections shall be adopted by a majority of the votes of the shareholders present, who must hold one-third or more of the votes of all shareholders who are entitled to exercise their voting rights. A resolution for the election of Directors shall not be made by cumulative voting.

Directors shall be appointed by the resolution of a general meeting of shareholders. Resolution of such appointments shall be adopted by a majority of the votes of the shareholders present, who must hold one-third or more of the votes of all shareholders who are entitled to exercise their voting rights. A resolution for the appointment of Directors shall not be made by cumulative voting.

The election of Directors pursuant to the provisions of the preceding Paragraph shall be implemented, while making a distinction between Directors who are Audit and Supervisory Committee Members and other Directors.

[Deleted]

Current Articles of Incorporation	Proposed Amendments

Article 21. (Term of Office)	Article 21. (Term of Office)

The term of office of Directors who are not Audit and Supervisory Committee Members shall expire at the close of the ordinary general meeting of shareholders relating to the business year ending within one year after their election to office.

The term of office of Directors shall expire at the close of the ordinary general meeting of shareholders relating to the business year ending within one year after their appointment to office.

The term of office of Directors who are Audit and Supervisory Committee Members shall expire at the close of the ordinary general meeting of shareholders relating to the business year ending within two years after their election to office.

[Deleted]

The term of office of a Director who is an Audit and Supervisory Committee Member elected to fill the vacancy caused by the resignation of a Director who is an Audit and Supervisory Committee Member prior to the expiry of such Director’s term of office shall expire at the time of expiration of the term of office of his or her predecessor.

[Deleted]

Article 22. (Directors with executive powers)	Article 22. (Directors with titles)

The Board of Directors shall appoint, pursuant to its resolutions, from among the Directors (excluding Directors who are Audit and Supervisory Committee Members) one President and Director and may appoint one Chairman of the Board of Directors, several Executive Vice Presidents and Directors, Senior Managing Directors and Managing Directors.

The Board of Directors may elect, pursuant to its resolutions, from among the Directors one Chairperson of the Board of Directors.

Article 23. (Representative Directors)	[Deleted]

The President and Director shall represent the Company.

In addition to the preceding paragraph, the Board of Directors shall appoint, pursuant to its resolutions, from among the Directors (excluding Directors who are Audit and Supervisory Committee Members) Directors who shall each represent the Company.

Article 24. through 26.	Article 23. through 25.
[Omitted]	[Unchanged]

Article 27. (Remuneration of Directors, etc.)	Article 26. (Remuneration of Directors, etc.)

Remuneration, bonus and other proprietary benefits provided by the Company as compensation for the duties of Directors shall be determined by resolution of a general meeting of shareholders, while making a distinction between Directors who are Audit and Supervisory Committee Members and other Directors.

Remuneration, bonus and other proprietary benefits provided by the Company as compensation for the duties of Directors shall be determined by resolution of the Compensation Committee.

Article 28. (Delegation of decisions on execution of important operations)	[Deleted]

The Board of Directors of the Company may delegate to a Director all or part of decisions on execution of important operations (excluding matters stipulated in the items of Article 399-13, Paragraph 5 of the Company Law) by its resolution.

Article 29.	Article 27.

[Omitted]	[Unchanged]

Chapter V. Audit and Supervisory Committee	[Deleted]

Article 30. (Audit and Supervisory Committee)	[Deleted]

Except as provided by laws or ordinances or by the Articles of Incorporation, matters relating to the Audit and Supervisory Committee shall be governed by the Regulations of the Audit and Supervisory Committee established by the Audit and Supervisory Committee.

Current Articles of Incorporation	Proposed Amendments

Article 31. (Notice of meetings of Audit and Supervisory Committee)	[Deleted]

Notice of convocation of a meeting of the Audit and Supervisory Committee shall be sent to each Audit and Supervisory Committee Member three days prior to the date of the meeting, provided, however, that such period may be shortened in case of urgent necessity.

If the consent of all Audit and Supervisory Committee Member is obtained in advance, a meeting may be held without following the procedures for convening a meeting.

[Newly established]	Chapter V. Nominating Committee, Etc.

[Newly established]	Article 28. (Nominating Committee, Etc.)

Members of Nominating Committee, Etc. shall be elected from among the Directors by a resolution of the Board of Directors.

Except as provided by laws and regulations or by the Articles of Incorporation, matters relating to the Nominating Committee, Etc. shall be governed by the Regulations of the Nominating Committee, Regulations of the Audit Committee, and Regulations of the Compensation Committee established by the resolution of the Board of Directors.

[Newly established]	Chapter VI. Executive Officers

[Newly established]	Article 29. (Appointment of Executive Officers)

Executive Officers shall be appointed by the resolution of the Board of Directors.

[Newly established]	Article 30. (Term of Office)

The term of office of Executive Officers shall expire at the close of the first meeting of the Board of Directors called after the close of the ordinary general meeting of shareholders relating to the business year ending within one year after their appointment to office.

[Newly established]	Article 31. (Executive Officers with titles)

The Board of Directors shall elect, pursuant to its resolutions, from among the Executive Officers, one President and Executive Officer and may elect several Vice Presidents and Executive Officers, Senior Managing Executive Officers and Managing Executive Officers.

[Newly established]	Article 32. (Representative Executive Officers)

The President and Executive Officer shall represent the Company.

In addition to the preceding paragraph, the Board of Directors may elect, pursuant to its resolutions, from among the Executive Officers, Executive Officers who shall each represent the Company.

[Newly established]	Article 33. (Remuneration of Executive Officers)

Remuneration, bonus and other proprietary benefits provided by the Company as compensation for the duties of Executive Officers shall be determined by resolution of the Compensation Committee.

[Newly established]	Article 34. (Exemption of Executive Officers’ Liabilities)

Pursuant to the provisions of Article 426, Paragraph 1 of the Company Law, the Company may, by a resolution of the Board of Directors, exempt Executive Officers (including former Executive Officers) that are set forth in Article 423, Paragraph 1 of the Company Law, from liability for damages to the extent permitted by laws and regulations.

Current Articles of Incorporation	Proposed Amendments
Chapter VI. Accounts	Chapter VII. Accounts

Article 32. through 33.	Article 35. through 36.
[Omitted]	[Unchanged]

Article 34. (Record date for dividend from surplus)	Article 37. (Record date for dividend from surplus)

The record date for the dividends shall be June 30, September 30, December 31 and March 31 of each year.

In addition to the above, the Company may distribute dividends from surplus by determining any record date.

The record date for the dividends shall be September 30 and March 31 of each year. In addition to the above, the Company may distribute dividends from surplus by determining any record date.

Article 35. (Limitation period for dividend)	Article 38. (Limitation period for dividend)

[Omitted]	[Unchanged]

Supplementary Provisions	Supplementary Provisions

Article 1.	Article 1.

[Omitted]	[Unchanged]

[Newly established]

Article 2.     (Transitional measures regarding provision of documents for general meeting of shareholders in electronic format)

The deletion of Article 15 of the current Articles of Incorporation and the establishment of Article 15 in the amended Articles of Incorporation shall be effective from the date of enforcement provided for in the proviso to Article 1 of the Supplementary Provisions of the Act Partially Amending the Company Law (Act No. 70 of 2019) (the “Date of Enforcement”).

Notwithstanding the provisions of the preceding paragraph, Article 15 of the current Articles of Incorporation shall remain effective regarding any general meeting of shareholders held on a date within six months from the Date of Enforcement.

This Article shall be automatically deleted on the date when six months has passed from the Date of Enforcement or three months has passed from the date of the general meeting of shareholders in the preceding paragraph, whichever is later.

SECOND ITEM	Election of Eleven (11) Directors

The term of office of each of the thirteen (13) current Directors is due to expire at the close of this general meeting of shareholders.

Meanwhile, the Company will transition to a company with three committees on the condition that the First Item “Partial Amendments to the Articles of Incorporation” is approved.

It is proposed that the following eleven (11) Directors, including five (5) Outside Directors, be elected at this meeting.

The resolution for this Item shall come into effect on the condition that the amendment given in the First Item becomes effective.

The names and particulars of the candidates for the position of Directors are provided below.

Candidate number		Name	Current position	Responsibilities	Attendance record of the Board of Directors	Attendance record of the Audit and Supervisory Committee

1	Reappointment	Toshiaki Mikoshiba	Chairman and Director	Chairman of the Board of Directors	11/11 100%	—

2	Reappointment	Toshihiro Mibe	President and Representative Director	Chief Executive Officer	9/9 100%	—

3	Reappointment	Seiji Kuraishi	Executive Vice President and Representative Director	Chief Operating Officer; Corporate Brand Officer	11/11 100%	—

4	Reappointment	Kohei Takeuchi	Senior Managing Director	Chief Financial Officer; Compliance Officer	11/11 100%	—

5	New appointment	Asako Suzuki	Operating Executive		—	—

6	Reappointment	Masafumi Suzuki	Director (Full-time Audit and Supervisory Committee Member)		11/11 100%	10/10 100%

7	Reappointment	Kunihiko Sakai Outside Independent Director	Director (Audit and Supervisory Committee Member)		11/11 100%	10/10 100%

8	Reappointment	Fumiya Kokubu Outside Independent Director	Director		8/9 89%	—

9	New appointment	Yoichiro Ogawa Outside Independent Director	—		—	—

10	New appointment	Kazuhiro Higashi Outside Independent Director	—		—	—

11	New appointment	Ryoko Nagata Outside Independent Director	—		—	—

Note:

The attendance record of President and Representative Director Toshihiro Mibe and Director Fumiya Kokubu shows figures covering the meetings of the Board of Directors held after their assumption of office on June 19, 2020.

1	Toshiaki Mikoshiba	Date of birth November 15, 1957	Reappointment

Current position	Chairman and Director	Responsibilities	Chairman of the Board of Directors
● Number of shares of the Company held 48,300 shares		● Special interest between the candidate and the Company None
● Attendance record of the Board of Directors 11/11 (100%)		● Term of office as Director (as of the close of this Meeting) 4 years

● Resume, current position, responsibilities and significant concurrent positions
Apr. 1980	Joined Honda Motor Co., Ltd.	Apr. 2017	In Charge of Sales and Marketing of the Company

Apr. 2011	President of Guangqi Honda Automobile Co., Ltd.	Jun. 2017	Senior Managing Director

Apr. 2014	Managing Officer of the Company	Apr. 2018	President, Chief Executive Officer and Director of Honda North America, Inc.

Apr. 2014	Chief Officer for Regional Operations (Europe Region)	Nov. 2018	Chairman, Chief Executive Officer and Director of Honda North America, Inc.

Apr. 2014	President and Director of Honda Motor Europe Ltd.	Nov. 2018	Chairman, Chief Executive Officer and Director of American Honda Motor Co., Inc.

Apr. 2015	Senior Managing Officer of the Company	Apr. 2019	Chairman and Director of the Company (present)

Apr. 2016	Chief Officer for Regional Operations (North America)	Apr. 2019	Chairman of the Board of Directors (present)

Apr. 2016	President and Director of Honda North America, Inc.	Apr. 2019	Director in Charge of Government and Industry Relations

Apr. 2016	President, Chief Executive Officer and Director of American Honda Motor Co., Inc.

Reasons for nomination as a candidate for position of Director

Mr. Toshiaki Mikoshiba has broad experience primarily in the area of sales and marketing, as well as abundant international experience, and is familiar with the Company Group’s business including overseas operations.

In the fiscal year ended March 31, 2021, he has properly fulfilled his duties as Chairman and Director and Director in charge of Government and Industry Relations by enhancing the functions of the Company’s external relations, as well as overseeing business execution from a global perspective through managing the Board of Directors as its Chairman.

He has been nominated as a candidate for Director again, given that he is an exceptional person with both superior character and insight and is well qualified for continuing to assume a role in overseeing the entire business management of the Company from an objective, highly sophisticated and broader viewpoint.

2	Toshihiro Mibe	Date of birth July 1, 1961	Reappointment

Current position	President and Representative Director	Responsibilities	Chief Executive Officer
● Number of shares of the Company held 19,400 shares		● Special interest between the candidate and the Company None
● Attendance record of the Board of Directors 9/9 (100%)		● Term of office as Director (as of the close of this Meeting) 1 year

● Resume, current position, responsibilities and significant concurrent positions
Apr. 1987	Joined Honda Motor Co., Ltd.	Apr. 2018	Executive Vice President and Director of Honda R&D Co., Ltd.

Apr. 2012	Managing Officer of Honda R&D Co., Ltd.	Apr. 2019	President and Representative Director of Honda R&D Co., Ltd.

Apr. 2014	Operating Officer of the Company	Apr. 2019	In Charge of Intellectual Property and Standardization of the Company

Apr. 2014	Executive in Charge of Powertrain Business for Automobile Operations	Apr. 2020	Senior Managing Officer

Apr. 2014	Head of Powertrain Production Supervisory Unit of Automobile Production for Automobile Operations	Apr. 2020	In Charge of Mono-zukuri (Research & Development, Production, Purchasing, Quality, Parts, Service, Intellectual Property, Standardization and IT)

Apr. 2015	Executive in Charge of Powertrain Business and Drivetrain Business for Automobile Operations	Apr. 2020	Risk Management Officer

Apr. 2015	Head of Drivetrain Business Unit in Automobile Production for Automobile Operations	Jun. 2020	Senior Managing Director

Apr. 2016	Senior Managing Officer and Director of Honda R&D Co., Ltd.	Jun. 2020	Director in Charge of Mono-zukuri (Research & Development, Production, Purchasing, Quality, Parts, Service, Intellectual Property, Standardization and IT)

Apr. 2018	Managing Officer of the Company	Apr. 2021	President and Representative Director (present)

		Apr. 2021	Chief Executive Officer (present)
Reasons for nomination as a candidate for position of Director

Mr. Toshihiro Mibe has broad experience primarily in the areas of R&D and production, and is familiar with the Company Group’s business including overseas operations.

In the fiscal year ended March 31, 2021, he was in charge of Mono-zukuri, and served as President and Representative Director of Honda R&D Co., Ltd. Since April 2021, he has properly fulfilled his duties as President and Representative Director and Chief Executive Officer of the Company by demonstrating strong leadership and being responsible for the management of the entire Company Group, as well as overseeing business execution.

He has been nominated as a candidate for Director again, given that he is particularly an exceptional person with both superior character and insight and is well qualified for continuing to assume a role as a corporate executive in order to achieve the realization of 2030 Vision.

3	Seiji Kuraishi	Date of birth July 10, 1958	Reappointment

Current position	Executive Vice President and Representative Director	Responsibilities	Chief Operating Officer; Corporate Brand Officer
● Number of shares of the Company held 38,700 shares		● Special interest between the candidate and the Company None
● Attendance record of the Board of Directors 11/11 (100%)		● Term of office as Director (as of the close of this Meeting) 5 years

● Resume, current position, responsibilities and significant concurrent positions
Apr. 1982	Joined Honda Motor Co., Ltd.	Jun. 2016	Risk Management Officer

Apr. 2011	Operating Officer and Director	Jun. 2016	Corporate Brand Officer (present)

Jun. 2011	Operating Officer (resigned from position as Director)	Apr. 2017	Chief Operating Officer (present)

Nov. 2013	President of Honda Motor (China) Technology Co., Ltd.	Apr. 2017	In Charge of Strategy, Business Operations and Regional Operations

Apr. 2014	Managing Officer of the Company	Jun. 2017	Executive Vice President and Representative Director (present)

Apr. 2016	Senior Managing Officer	Apr. 2019	Director in Charge of Strategy, Business Operations and Regional Operations

Jun. 2016	Executive Vice President, Executive Officer and Representative Director	Apr. 2019	Chief Officer for Automobile Operations
Reasons for nomination as a candidate for position of Director

Mr. Seiji Kuraishi has broad experience primarily in the areas of supply chain management and sales and marketing, as well as abundant international experience, and is familiar with the Company Group’s business including overseas operations.

In the fiscal year ended March 31, 2021, he has properly fulfilled his duties as Executive Vice President and Representative Director, Chief Operating Officer, and Director in charge of Strategy, Business Operations and Regional Operations by demonstrating strong leadership and being responsible for business execution of the entire Company Group, as well as overseeing business execution.

He has been nominated as a candidate for Director again, given that he is particularly an exceptional person with both superior character and insight and is well qualified for continuing to assume a role as a corporate executive in order to achieve the realization of 2030 Vision.

4	Kohei Takeuchi	Date of birth February 10, 1960	Reappointment

Current position	Senior Managing Director	Responsibilities	Chief Financial Officer; Compliance Officer
● Number of shares of the Company held 27,900 shares		● Special interest between the candidate and the Company None
● Attendance record of the Board of Directors 11/11 (100%)		● Term of office as Director (as of the close of this Meeting) 8 years

● Resume, current position, responsibilities and significant concurrent positions
Apr. 1982	Joined Honda Motor Co., Ltd.	Jun. 2017	Senior Managing Director (present)

Apr. 2011	Operating Officer	Apr. 2019	Chief Financial Officer and Director in Charge of Finance and Administration (Accounting, Finance, Human Resources, Corporate Governance and IT)

Apr. 2013	Chief Officer for Business Management Operations	Apr. 2019	Compliance Officer (present)

Jun. 2013	Operating Officer and Director	Apr. 2020	Chief Financial Officer and Director in Charge of Finance and Administration (Accounting, Finance, Human Resources and Corporate Governance)

Apr. 2015	Managing Officer and Director	Apr. 2021	Chief Financial Officer (present)

Apr. 2016	Senior Managing Officer and Director

Apr. 2016	Chief Officer for Driving Safety Promotion Center

Apr. 2017	Chief Financial Officer (Accounting, Finance, Human Resources, Corporate Governance and IT)
Reasons for nomination as a candidate for position of Director

Mr. Kohei Takeuchi has broad experience primarily in the area of accounting and finance, as well as abundant international experience, and is familiar with the Company Group’s business including overseas operations.

In the fiscal year ended March 31, 2021, he has properly fulfilled his duties as Chief Financial Officer and Director in charge of Finance and Administration by demonstrating high degree of expertise and strong leadership, and being responsible for business execution of the entire Company Group, as well as overseeing business execution.

He has been nominated as a candidate for Director again, given that he is an exceptional person with both superior character and insight and is well qualified for continuing to assume a role as a corporate executive in order to achieve the realization of 2030 Vision.

5	Asako Suzuki	Date of birth January 28, 1964	New appointment

Current position	Operating Executive
● Number of shares of the Company held 10,700 shares		● Special interest between the candidate and the Company None
● Attendance record of the Board of Directors –		● Term of office as Director (as of the close of this Meeting) –

● Resume, current position, responsibilities and significant concurrent positions
Apr. 1987	Joined Honda Motor Co., Ltd.	Apr. 2019	Chief Officer for Human Resources and Corporate Governance Operations

Apr. 2014	President of Dongfeng Honda Automobile Co., Ltd.	Apr. 2020	Operating Executive (present)

Apr. 2016	Operating Officer of the Company

Apr. 2018	Vice Chief Officer for Regional Operations (Japan)
Reasons for nomination as a candidate for position of Director

Ms. Asako Suzuki has broad experience primarily in the area of sales and marketing, accounting and finance, human resources and corporate governance, as well as abundant international experience, and is familiar with the Company Group’s business including overseas operations.

In the fiscal year ended March 31, 2021, she demonstrated high degree of expertise and strong leadership, and achieved satisfactory results as Chief Officer for Human Resources and Corporate Governance Operations.

She has been newly nominated as a candidate for Director, given that she is an exceptional person with both superior character and insight and is well qualified for assuming a role in overseeing the entire business management of the Company from an objective, highly sophisticated and broader viewpoint.

6	Masafumi Suzuki	Date of birth April 23, 1964	Reappointment

Current position	Director (Full-time Audit and Supervisory Committee Member)
● Number of shares of the Company held 55,420 shares ● Attendance record of the Board of Directors 11/11 (100%)		● Special interest between the candidate and the Company None
● Term of office as Director (Audit and Supervisory Committee Member) (as of the close of this Meeting) 4 years
● Attendance record of the Audit and Supervisory Committee 10/10 (100%)

● Resume, current position, responsibilities and significant concurrent positions
Apr. 1987	Joined Honda Motor Co., Ltd.	Apr. 2013	General Manager of Accounting Division for Business Management Operations

Apr. 2012	General Manager of Regional Operation Planning Office for Regional Operations (Europe, CIS, the Middle & Near East and Africa)	Jun. 2017	Director (Full-time Audit and Supervisory Committee Member) (present)

  Reasons for nomination as a candidate for position of Director

Mr. Masafumi Suzuki held the position of General Manager of Accounting Division for Business Management Operations of the Company. He has high expertise and abundant experience in the areas of accounting and finance, and is familiar with the Company Group’s business including overseas operations.

In the fiscal year ended March 31, 2021, he has properly fulfilled his duties as Director who is an Audit and Supervisory Committee Member by auditing and overseeing the execution of duties by Directors.

He has been nominated as a candidate for Director again, given that he is an exceptional person with both superior character and insight and is well qualified for assuming a role in overseeing the entire business management of the Company from an objective, highly sophisticated and broader viewpoint.

7	Kunihiko Sakai	Date of birth March 4, 1954	Reappointment Outside Independent Director

Current position	Director (Audit and Supervisory Committee Member)
● Number of shares of the Company held 800 shares		● Special interest between the candidate and the Company None
● Attendance record of the Board of Directors		● Term of office as Outside Director (Audit and Supervisory
11/11 (100%)		Committee Member) (as of the close of this Meeting) 2 years
● Attendance record of the Audit and Supervisory Committee 10/10 (100%)

● Resume, current position, responsibilities and significant concurrent positions
Apr. 1979	Public Prosecutor of Tokyo District Public Prosecutors’ Office	Apr. 2017	Registered with the Dai-Ichi Tokyo Bar Association

Jun. 2012	President of Research and Training Institute of Ministry of Justice	Apr. 2017	Advisor Attorney to TMI Associates (present)

Jul. 2014	Superintending Prosecutor of Takamatsu High Public Prosecutors’ Office	Jun. 2018	Audit and Supervisory Board Member (Outside) of Furukawa Electric Co., Ltd. (present)

Sep. 2016	Superintending Prosecutor of Hiroshima High Public Prosecutors’ Office (resigned in March 2017)	Jun. 2019	Outside Director (Audit and Supervisory Committee Member) of the Company (present)

(Significant concurrent positions)
Lawyer, Advisor Attorney to TMI Associates, Audit and Supervisory Board Member (Outside) of Furukawa Electric Co., Ltd.

1.	Reasons for nomination as a candidate for position of Outside Director

Mr. Kunihiko Sakai has high expertise and abundant experience as a legal affairs specialist having served as Public Prosecutor and a lawyer, including posts of Superintending Prosecutor at High Public Prosecutors’ Offices from July 2014 to March 2017.

He has properly fulfilled his duties as Outside Director who is an Audit and Supervisory Committee Member since June 2019 by auditing and overseeing the execution of duties by Directors from an independent standpoint.

He has no experience in corporate management except serving as Outside Director or Outside Corporate Auditor. However, he has been nominated as a candidate for Outside Director again, given that he is an exceptional person with both superior character and insight, in order for him to continue to oversee the entire business management of the Company from an objective, highly sophisticated and broader viewpoint by demonstrating his high degree of expertise and abundant experience.

2.	Roles expected to fulfill after appointment

After his appointment, he is expected to contribute to strengthening the supervisory function of the Company’s management. He is also expected to fulfill a role in strengthening the transparency and objectivity of the process of selecting candidates for Directors, as well as strengthening the audit function, as a member of the nominating committee and audit committee.

3.	Other matters related to the Outside Director candidate

(1)	Mr. Kunihiko Sakai is a candidate for the position of Outside Director as defined in Article 2, Paragraph 3, Item 7 of the Enforcement Regulations of the Companies Act.

(2)

Mr. Kunihiko Sakai fulfills the “Honda Motor Co., Ltd. Criteria for Independence of Outside Directors.” The Company has appointed him as an Independent Outside Director as stipulated by the rules of the Tokyo Stock Exchange and reported his appointment to the Tokyo Stock Exchange. If he is re-elected and assumes the position of Director, the Company plans to continue his appointment as an Independent Outside Director.

8	Fumiya Kokubu	Date of birth October 6, 1952	Reappointment Outside Independent Director

Current position	Director
● Number of shares of the Company held 300 shares		● Special interest between the candidate and the Company None
● Attendance record of the Board of Directors 8/9 (89%)		● Term of office as Outside Director (as of the close of this Meeting) 1 year

● Resume, current position, responsibilities and significant concurrent positions
Apr. 1975	Joined Marubeni Corporation	Apr. 2019	Chairman of the Board of Marubeni Corporation (present)

Apr. 2012	Senior Executive Vice President of Marubeni Corporation	Jun. 2019	Outside Director of Taisei Corporation (present)

Jun. 2012	Senior Executive Vice President, Member of the Board of Marubeni Corporation	Jun. 2020	Outside Director of the Company (present)

Apr. 2013	President and CEO, Member of the Board of Marubeni Corporation

(Significant concurrent positions)
Chairman of the Board of Marubeni Corporation, Outside Director of Taisei Corporation

1. Reasons for nomination as a candidate for position of Outside Director

Mr. Fumiya Kokubu held positions of President and CEO, and Chairman of the Board of Marubeni Corporation from 2013, and has abundant experience and deep insight regarding corporate management.

He has properly fulfilled his duties as Outside Director since June 2020 by overseeing the entire business management of the Company from an independent standpoint.

He has been nominated as a candidate for Outside Director again, given that he is an exceptional person with both superior character and insight, in order for him to oversee the entire business management of the Company from an objective, highly sophisticated and broader viewpoint.

2. Roles expected to fulfill after appointment

After his appointment, he is expected to contribute to strengthening the supervisory function of the Company’s management. He is also expected to fulfill a role in strengthening the transparency and objectivity of the process of selecting candidates for Directors and the process of determining the compensation of Directors and Executive Officers, as the Chairperson of the Nominating Committee and a member of the compensation committee.

3. Other matters related to the Outside Director candidate

(1)  Mr. Fumiya Kokubu is a candidate for the position of Outside Director as defined in Article 2, Paragraph 3, Item 7 of the Enforcement Regulations of the Companies Act.

(2)  Marubeni Corporation, where Mr. Fumiya Kokubu currently holds the position of Chairman of the Board, the Company and their principal consolidated subsidiaries have business relationships. However, the amount of annual transactions between them is less than 1% of the consolidated sales revenue of the Company and the other party, and Mr. Fumiya Kokubu fulfills the “Honda Motor Co., Ltd. Criteria for Independence of Outside Directors.” The Company has appointed him as an Independent Outside Director as stipulated by the rules of the Tokyo Stock Exchange and reported his appointment to the Tokyo Stock Exchange. If he is re-elected and assumes the position of Director, the Company plans to continue his appointment as an Independent Outside Director.

9	Yoichiro Ogawa	Date of birth February 19, 1956	New appointment Outside Independent Director

Current position	–
● Number of shares of the Company held – shares		● Special interest between the candidate and the Company None
● Attendance record of the Board of Directors –		● Term of office as Outside Director (as of the close of this Meeting) –

● Resume, current position, responsibilities and significant concurrent positions
Oct. 1980	Joined Tohmatsu & Aoki Audit Corporation (currently Deloitte Touche Tohmatsu LLC)	Jul. 2015	CEO of Deloitte Tohmatsu Group

Mar. 1984	Registered as Japanese Certified Public Accountant	Jun. 2018	Senior Advisor of Deloitte Tohmatsu Group (resigned in October 2018)

Jun. 2011	Vice Chairman of the Board of Directors of Deloitte Touche Tohmatsu Limited (United Kingdom)	Nov. 2018	Founder of Yoichiro Ogawa CPA Office (present)

Oct. 2013	Deputy CEO of Deloitte Touche Tohmatsu LLC	Jun. 2020	Outside Audit & Supervisory Board Member of Recruit Holdings Co., Ltd. (present)

Oct. 2013	Deputy CEO of Tohmatsu Group (currently Deloitte Tohmatsu Group)

Jun. 2015	Global Managing Director for Asia Pacific of Deloitte Touche Tohmatsu Limited (United Kingdom) (resigned in May 2018)

(Significant concurrent positions)
Certified Public Accountant, Founder of Yoichiro Ogawa CPA Office, Outside Audit & Supervisory Board Member of Recruit Holdings Co., Ltd.
1. Reasons for nomination as a candidate for position of Outside Director

Mr. Yoichiro Ogawa has high expertise and abundant experience as an accounting specialist having served as a Certified Public Accountant for many years, including posts of CEO of Deloitte Tohmatsu Group from July 2015 to May 2018. He has been newly nominated as a candidate for Outside Director, given that he is an exceptional person with both superior character and insight, in order for him to oversee the entire business management of the Company from an objective, highly sophisticated and broader viewpoint.

2. Roles expected to fulfill after appointment

After his appointment, he is expected to contribute to strengthening the supervisory function of the Company’s management. He is also expected to fulfill a role in strengthening the audit function, as well as strengthening the transparency and objectivity of the process of determining the compensation of Directors and Executive Officers, as the Chairperson of the Audit Committee and a member of the compensation committee.

3. Other matters related to the Outside Director candidate

(1)  Mr. Yoichiro Ogawa is a candidate for the position of Outside Director as defined in Article 2, Paragraph 3, Item 7 of the Enforcement Regulations of the Companies Act.

(2)  Deloitte Group, where Mr. Yoichiro Ogawa formerly belonged to, the Company and the Company’s principal consolidated subsidiaries have business relationships. However, the amount of annual transactions between them is less than 1% of the consolidated sales revenue of the Company and the other party, and Mr. Yoichiro Ogawa fulfills the “Honda Motor Co., Ltd. Criteria for Independence of Outside Directors.” If he is elected and assumes the position of Director, the Company plans to appoint him as an Independent Outside Director and report his appointment as Independent Outside Director to the Tokyo Stock Exchange.

10	Kazuhiro Higashi	Date of birth April 25, 1957	New appointment Outside Independent Director

Current position	–
● Number of shares of the Company held – shares		● Special interest between the candidate and the Company None
● Attendance record of the Board of Directors –		● Term of office as Outside Director (as of the close of this Meeting) –

● Resume, current position, responsibilities and significant concurrent positions
Apr. 1982	Joined Resona Group	Apr. 2017	Chairman of the Board, President and Representative Director of Resona Bank, Limited

Apr. 2011	Director, Deputy President and Representative Executive Officer of Resona Holdings, Inc.	Jun. 2017	Chairman of Osaka Bankers Association (resigned in June 2018)

Apr. 2011	Executive Officer of Resona Bank, Limited	Apr. 2018	Chairman of the Board, President, Representative Director and Executive Officer of Resona Bank, Limited

Apr. 2012	Representative Director, Deputy President and Executive Officer of Resona Bank, Limited	Apr. 2020	Chairman and Director of Resona Holdings, Inc. (present)

Apr. 2013	Director, President and Representative, Executive Officer of Resona Holdings, Inc.	Apr. 2020	Chairman and Director of Resona Bank, Limited (present)

Apr. 2013	Representative Director, President and Executive Officer of Resona Bank, Limited	Jun. 2020	Outside Director of Sompo Holdings, Inc. (present)

Jun. 2013	Chairman of Osaka Bankers Association (resigned in June 2014)

(Significant concurrent positions)
Chairman and Director of Resona Holdings, Inc., Chairman and Director of Resona Bank, Limited, Outside Director of Sompo Holdings, Inc.
1. Reasons for nomination as a candidate for position of Outside Director

Mr. Kazuhiro Higashi held positions of President and Chairman of Resona Holdings, Inc. from April 2013, and has abundant experience and deep insight regarding corporate management. He has been newly nominated as a candidate for Outside Director, given that he is an exceptional person with both superior character and insight, in order for him to oversee the entire business management of the Company from an objective, highly sophisticated and broader viewpoint.

2. Roles expected to fulfill after appointment

After his appointment, he is expected to contribute to strengthening the supervisory function of the Company’s management. He is also expected to fulfill a role in strengthening the transparency and objectivity of the process of determining the compensation of Directors and Executive Officers and the process of selecting candidates for Directors, as the Chairperson of the Compensation Committee and a member of the nominating committee.

3. Other matters related to the Outside Director candidate
(1) Mr. Kazuhiro Higashi is a candidate for the position of Outside Director as defined in Article 2, Paragraph 3, Item 7 of the Enforcement Regulations of the Companies Act.

(2)  The aggregate amount of the Company Group’s borrowings from Resona Holdings, Inc. and its subsidiaries, where Mr. Kazuhiro Higashi currently holds the position of Chairman and Director, in the past three fiscal years is less than 1% of the amount of consolidated total assets of either of the two companies. Accordingly, Mr. Kazuhiro Higashi fulfills the “Honda Motor Co., Ltd. Criteria for Independence of Outside Directors.” If he is elected and assumes the position of Director, the Company plans to appoint him as an Independent Outside Director and report his appointment as Independent Outside Director to the Tokyo Stock Exchange.

(3)  The Company holds no shares of Resona Holdings, Inc. as of March 31, 2021.

11	Ryoko Nagata	Date of birth July 14, 1963	New appointment Outside Independent Director

Current position	–
● Number of shares of the Company held – shares		● Special interest between the candidate and the Company None
● Attendance record of the Board of Directors –		● Term of office as Outside Director (as of the close of this Meeting) –

●	Resume, current position, responsibilities and significant concurrent positions

Apr. 1987	Joined Japan Tobacco Inc.	Mar. 2018	Standing Audit & Supervisory Board Member of Japan Tobacco Inc. (present)

Jun. 2008	Executive Officer of Japan Tobacco Inc.

(Significant concurrent positions)
Standing Audit & Supervisory Board Member of Japan Tobacco Inc.

1. Reasons for nomination as a candidate for position of Outside Director

Ms. Ryoko Nagata held positions of Executive Officer and Audit & Supervisory Board Member of Japan Tobacco Inc. from 2008, and has abundant experience and deep insight regarding corporate management and audit. She has been newly nominated as a candidate for Outside Director, given that she is an exceptional person with both superior character and insight, in order for her to oversee the entire business management of the Company from an objective, highly sophisticated and broader viewpoint.

2. Roles expected to fulfill after appointment

After her appointment, she is expected to contribute to strengthening the supervisory function of the Company’s management. She is also expected to fulfill a role in strengthening the audit function, as a member of the audit committee.

3. Other matters related to the Outside Director candidate

(1)   Ms. Ryoko Nagata is a candidate for the position of Outside Director as defined in Article 2, Paragraph 3, Item 7 of the Enforcement Regulations of the Companies Act.

(2)   Ms. Ryoko Nagata fulfills the “Honda Motor Co., Ltd. Criteria for Independence of Outside Directors.” If she is elected and assumes the position of Director, the Company plans to appoint her as an Independent Outside Director and report her appointment as Independent Outside Director to the Tokyo Stock Exchange.

Notes:	1.	Outline of contents of the limited liability contract

Mr. Kunihiko Sakai and Mr. Fumiya Kokubu are currently Directors of the Company. Based on Article 427, Paragraph 1 of the Companies Act and Article 29, Paragraph 2 of the Articles of Incorporation of the Company, the Company has entered into contracts with them, which limit their liabilities, in accordance with Article 423, Paragraph 1 of the Companies Act, to the minimum liability amount that is stipulated in Article 425, Paragraph 1 of the Companies Act.

In addition, if Mr. Kunihiko Sakai, Mr. Fumiya Kokubu, Mr. Yoichiro Ogawa, Mr. Kazuhiro Higashi and Ms. Ryoko Nagata are re-elected or elected and assume the positions of Director, the Company plans to continue or enter into such limited liability contract with each of them.

	2.	Outline of contents of the indemnity contract

		If the eleven (11) candidates are re-elected or elected and assume the positions of Director, the Company plans to enter into an indemnity contract with each of them, in accordance with Article 430-2, Paragraph 1 of the Companies Act, and the Company will indemnify them for expenses set forth in Item 1 of the same Paragraph to the extent stipulated by laws.

	3.	Outline of contents of the directors and officers liability insurance contract

		Mr. Toshiaki Mikoshiba, Mr. Toshihiro Mibe, Mr. Seiji Kuraishi, Mr. Kohei Takeuchi, Mr. Masafumi Suzuki, Mr. Kunihiko Sakai and Mr. Fumiya Kokubu are currently Directors of the Company. Based on Article 430-3, Paragraph 1 of the Companies Act, the Company has entered into a directors and officers liability insurance contract that includes them as the insured with an insurance company. The insurance contract covers legal damages and litigation expenses to be borne by the insured.

		In addition, if the eleven (11) candidates are re-elected or elected and assume the positions of Director, each Director will be included in the insurance contract as an insured. The Company intends to renew the contract under the same conditions at the next renewal.

<Reference: Planned committee structure>

If First Item “Partial Amendments to the Articles of Incorporation” and Second Item “Election of Eleven (11) Directors” are approved, the committee structure is planned to be as follows.

Chairperson of the Committee     Member

Candidate number	Name	nominating committee	audit committee	compensation committee

2	Toshihiro Mibe

3	Seiji Kuraishi

5	Asako Suzuki

6	Masafumi Suzuki

7	Kunihiko Sakai

8	Fumiya Kokubu

9	Yoichiro Ogawa

10	Kazuhiro Higashi

11	Ryoko Nagata

∎ Opinions of the Audit and Supervisory Committee

With respect to this proposal, following the explanation by Representative Directors regarding such matters as the views on and procedures for the selection of the candidates for the position of Directors as well as the background, expertise, performance, personality, and insight of each candidate and the roles to be assigned to each candidate, and after the exchange of views, the Audit and Supervisory Committee examined whether the selection of the candidates was carried out in accordance with the nomination policy specified in “Honda Corporate Governance Basic Policies.”

As a result of this, the Audit and Supervisory Committee has judged that the nomination procedure is appropriate and each candidate is qualified for the position of the Company’s Director.

∎ Criteria for Independence of Outside Directors

The Company’s board of directors will determine that an outside director is sufficiently independent from the Company if it determines that the said outside director satisfies the independence criteria stipulated by the Tokyo Stock Exchange and the requirements set forth below:

1.	He/She is not, and has never been, any of the following during the last year:

1)	a person who executes the business (*1) of a large shareholder (*2) of the Company;

2)	a person who executes the business of (i) a major customer (*3) of the Company, or (ii) a company of which the Company is a major customer;

3)	a person who executes the business of a major lender (*4) of the Company Group;

4)	a person who executes the business of an audit corporation which conducts statutory audits for the Company or a person who handles the audit functions of the Company;

5)

a consultant, an accounting specialist, or a legal expert (or, if the person in question is a corporation, an association, or any other similar organization, then a person who executes the business of that corporation, etc.) who receives a large amount (*5) of money, etc. from the Company, other than remuneration paid to directors of the Company;

2.	No family member or close relative (*6) of the outside director currently falls or at any point of time during the last year fell under any of items 1) through 5) in paragraph 1 above.

[End]

Established on May 15, 2015

Partly amended on June 15, 2017

Partly amended on February 9, 2021

*1	A “person who executes the business” means an executive director, an executive officer, or an important employee including operating officer.

*2	A “large shareholder” means a shareholder who directly or indirectly holds shares representing 10% or more of the total number of voting rights of the Company as of the end of a fiscal year.

*3

A “major customer” means a customer of the Company where the annual amount of transactions between the customer and the Company exceeds 2% of the consolidated sales revenue of the Company or the said customer.

*4

A “major lender” means a financial institution from which the Company Group borrows, where the aggregate amount of such borrowings exceeds 2% of the amount of consolidated total assets of the Company or the financial institution as at the end of a fiscal year.

*5	A person receives a “large amount” if he/she receives consideration from the Company in excess of 10 million yen per year.

*6	A “family member or close relative” means a spouse or first or second degree relative of an outside director.

∎ Honda Corporate Governance Basic Policies

As for “Honda Corporate Governance Basic Policies,” please refer to the following website.

Investor Relations > Management Policy > Corporate Governance

[URL] https://global.honda/investors/policy/governance.html

Business Report for the 97th Fiscal Year

For the Period From: April 1, 2020 To: March 31, 2021

1.	OUTLINE OF BUSINESS

(1)	Review of Operations

  The economic environment surrounding Honda, its consolidated subsidiaries and its affiliates accounted for under the equity method (hereinafter, the “Honda Group”) in the fiscal year ended March 31, 2021, continued to be difficult due to the spread of COVID-19 infection and the impact of semiconductor supply shortage. In the United States, the economy slowed down due to worsening unemployment rate and personal consumption, despite factors such as the effects of the government’s economic stimulus measures. In Europe, as the economic activity was restrained amid difficult economic conditions, the economy showed weakness. In Asia, the economy slowed in India, Thailand and Indonesia. Meanwhile, China experienced a moderate recovery due to factors including the effects of government stimulus measures. In Japan, economic activity was restricted and the economy slowed down.

  In the Honda Group’s principal markets, the motorcycle market shrank compared to the previous fiscal year in Brazil, Vietnam, India and Thailand, and shrank substantially in Indonesia. Compared to the previous fiscal year, the automobile market recovered in China, but shrank in India, the United States and Japan, and shrank significantly in Indonesia, Brazil, Europe and Thailand.

  In these circumstances, the Honda Group worked to strengthen its business structure in order to respond swiftly and accurately to the changing and varied needs of customers and society. On the research and development front, we made proactive efforts to develop safety and environmental technologies and advanced technologies to enhance the attractiveness of our products and transform mobility, utilizing open innovation with external partners. With regard to production, we strengthened our production structure and further pressed ahead with optimizing the production allocation and production capability to deal with changes in demand on a global basis. As for sales, we worked to enhance our product lineup through measures such as aggressively launching products that offer new value and delivering products globally.

  In April 2020, Honda initiated organizational changes to its functions related to the development of automobile products by unifying the structure with Sales, Engineering/production and Buying/purchasing. Due to this change, Honda will improve Mono-zukuri by establishing efficient and consistent operation from development to production. In addition, Honda R&D Co., Ltd. will make changes to its organizational structure to further strengthen its initiatives to “create new value by exploring unknown worlds,” which is the original purpose of the establishment of Honda R&D.

  Honda’s consolidated sales revenue for the fiscal year ended March 31, 2021 decreased by 11.8%, to JPY 13,170.5 billion from the fiscal year ended March 31, 2020, due mainly to decreased sales revenue in all business operations.

  Operating profit increased by 4.2%, to JPY 660.2 billion from the previous fiscal year, due mainly to decreased selling, general and administrative expenses as well as continuing cost reduction, which was partially offset by a decrease in profit attributable to decreased sales revenue and model mix. Profit before income taxes increased by 15.7%, to JPY 914.0 billion from the previous fiscal year. Profit for the year attributable to owners of the parent increased by 44.3%, to JPY 657.4 billion from the previous fiscal year.

Motorcycle Business

  Consolidated unit sales totaled 10,264 thousand, a decrease of 17.4% from the previous fiscal year.

  Among all the regions, Asia had the highest consolidated unit sales, and sales of Activa and Shine in India were both favorable.

	Unit (Thousands)
	Honda Group Unit Sales				Consolidated Unit Sales
	Year ended Mar. 31, 2020	Year ended Mar. 31, 2021			Year ended Mar. 31, 2020	Year ended Mar. 31, 2021
			Change	%			Change	%
Motorcycle business	19,340	15,132	-4,208	-21.8	12,426	10,264	-2,162	-17.4
Japan	205	215	10	4.9	205	215	10	4.9
North America	330	332	2	0.6	330	332	2	0.6
Europe	239	234	-5	-2.1	239	234	-5	-2.1
Asia	17,262	13,319	-3,943	-22.8	10,348	8,451	-1,897	-18.3
Other Regions	1,304	1,032	-272	-20.9	1,304	1,032	-272	-20.9

Note:

Honda Group Unit Sales is the total unit sales of completed products of Honda, its consolidated subsidiaries and its affiliates and joint ventures accounted for using the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated sales revenue to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries.

  With respect to Honda’s sales for the fiscal year by business segment, in motorcycle business operations, sales revenue from external customers decreased by 13.2%, to JPY 1,787.2 billion from the previous fiscal year, due mainly to decreased consolidated unit sales. Operating profit totaled JPY 224.6 billion, a decrease of 21.4% from the previous fiscal year, due primarily to a decrease in profit attributable to decreased sales volume and model mix, which was partially offset by continuing cost reduction and decreased selling, general and administrative expenses.

Automobile Business

  Consolidated unit sales totaled 2,617 thousand, a decrease of 21.1% from the previous fiscal year.

  Among all the regions, North America had the highest consolidated unit sales, and sales of CR-V and Civic were favorable in the U.S.

	Unit (Thousands)
	Honda Group Unit Sales				Consolidated Unit Sales
	Year ended Mar. 31, 2020	Year ended Mar. 31, 2021			Year ended Mar. 31, 2020	Year ended Mar. 31, 2021
			Change	%			Change	%
Automobile business	4,790	4,546	-244	-5.1	3,318	2,617	-701	-21.1
Japan	672	592	-80	-11.9	589	520	-69	-11.7
North America	1,825	1,480	-345	-18.9	1,825	1,480	-345	-18.9
Europe	133	101	-32	-24.1	133	101	-32	-24.1
Asia	1,952	2,247	295	15.1	563	390	-173	-30.7
Other Regions	208	126	-82	-39.4	208	126	-82	-39.4

Note:

Honda Group Unit Sales is the total unit sales of completed products of Honda, its consolidated subsidiaries and its affiliates and joint ventures accounted for using the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated sales revenue to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries. Certain sales of automobiles that are financed with residual value type auto loans by our Japanese finance subsidiaries and sold through our consolidated subsidiaries are accounted for as operating leases in conformity with IFRS and are not included in consolidated sales revenue to the external customers in our Automobile business. Accordingly, they are not included in Consolidated Unit Sales, but are included in Honda Group Unit Sales of our Automobile business.

In automobile business operations, sales revenue from external customers decreased by 14.0%, to JPY 8,567.2 billion from the previous fiscal year due mainly to a decrease in consolidated unit sales. Operating profit totaled JPY 90.2 billion, a decrease of 41.1% from the previous fiscal year, due primarily to a decrease in profit attributable to decreased sales volume and model mix, which was partially offset by decreased selling, general and administrative expenses and continuing cost reduction.

Financial Services Business

Sales revenue from external customers in the financial services business operations decreased by 3.6%, to JPY 2,494.2 billion from the previous fiscal year due mainly to a decrease in revenues on disposition of lease vehicles. Operating profit increased by 62.5% to JPY 356.9 billion from the previous fiscal year due mainly to decreased selling, general and administrative expenses.

Life Creation and Other Businesses

  Consolidated unit sales in the life creation and other businesses operations totaled 5,623 thousand, a decrease of 1.4% from the previous fiscal year.

  Among all the regions, North America had the highest consolidated unit sales, and sales of general purpose engine GCV160 and lawn mower HRN 216 were favorable in the U.S.

	Unit (Thousands)
	Honda Group Unit Sales/ Consolidated Unit Sales
	Year ended Mar. 31, 2020	Year ended Mar. 31, 2021
			Change	%
Life creation business	5,701	5,623	-78	-1.4
Japan	312	336	24	7.7
North America	2,848	2,617	-231	-8.1
Europe	845	929	84	9.9
Asia	1,375	1,405	30	2.2
Other Regions	321	336	15	4.7

Note:

Honda Group Unit Sales is the total unit sales of completed products of Honda, its consolidated subsidiaries and its affiliates and joint ventures accounted for using the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated sales revenue to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries. In life creation business, there is no discrepancy between Honda Group Unit Sales and Consolidated Unit Sales for the year ended March 31, 2020 and 2021, since no affiliates and joint ventures accounted for using the equity method were involved in the sale of Honda power products.

Sales revenue from external customers in life creation and other businesses decreased by 1.2%, to JPY 321.7 billion from the previous fiscal year, due mainly to a decrease in sales revenue in other businesses. Honda reported an operating loss of JPY 11.6 billion, an improvement of JPY 13.4 billion from the previous fiscal year, due mainly to a decrease in selling, general and administrative expenses and effects of cost reduction, which was partially offset by a decrease in sales revenue in other businesses. Operating loss of aircraft and aircraft engines included in the life creation and other businesses segment was JPY 32.3 billion, a decrease of JPY 9.9 billion from the previous fiscal year.

◾ Sales Revenue Breakdown

	Yen (millions)
	FY2020 From April 1, 2019 to March 31, 2020 (reference)	FY2021 From April 1, 2020 to March 31, 2021	Change from the previous fiscal year (reference)
				(%)
Grand Total	14,931,009	13,170,519	-1,760,490	-11.8
Japan	1,985,945	1,849,268	-136,677	-6.9
North America	8,164,377	7,080,833	-1,083,544	-13.3
Europe	568,715	511,795	-56,920	-10.0
Asia	3,449,876	3,250,125	-199,751	-5.8
Other Regions	762,096	478,498	-283,598	-37.2
Motorcycle Business	2,059,335	1,787,283	-272,052	-13.2
Japan	77,241	88,129	10,888	14.1
North America	203,885	197,185	-6,700	-3.3
Europe	144,393	146,948	2,555	1.8
Asia	1,338,719	1,149,879	-188,840	-14.1
Other Regions	295,097	205,142	-89,955	-30.5
Automobile Business	9,959,080	8,567,205	-1,391,875	-14.0
Japan	1,473,730	1,321,487	-152,243	-10.3
North America	5,650,697	4,679,324	-971,373	-17.2
Europe	359,216	290,366	-68,850	-19.2
Asia	2,049,493	2,037,519	-11,974	-0.6
Other Regions	425,944	238,509	-187,435	-44.0
Financial Services Business	2,586,965	2,494,294	-92,671	-3.6
Japan	358,806	380,384	21,578	6.0
North America	2,176,653	2,070,569	-106,084	-4.9
Europe	11,873	11,219	-654	-5.5
Asia	14,778	15,060	282	1.9
Other Regions	24,855	17,062	-7,793	-31.4
Life Creation & Other Businesses	325,629	321,737	-3,892	-1.2
Japan	76,168	59,268	-16,900	-22.2
North America	133,142	133,755	613	0.5
Europe	53,233	63,262	10,029	18.8
Asia	46,886	47,667	781	1.7
Other Regions	16,200	17,785	1,585	9.8

(2)	Capital Expenditures

Capital expenditures during the fiscal year ended March 31, 2021 totaled JPY 321,294 million. The breakdown of capital expenditures by business segment was as follows:

In addition to investments for new model introductions, Honda’s capital expenditure was predominantly utilized for expanding, rationalizing, and renovating manufacturing facilities as well as for expanding sales and R&D facilities.

	Yen (millions), %
Business Segment	FY2020 (reference)	FY2021	Change in amount (reference)	Change (%) (reference)
Motorcycle Business	67,827	30,483	-37,344	-55.1
Automobile Business	293,771	281,617	-12,154	-4.1
Financial Services Business	180	260	80	44.4
Life Creation and Other Businesses	13,865	8,934	-4,931	-35.6

Total	375,643	321,294	-54,349	-14.5

Equipment on operating leases	2,244,893	2,001,898	-242,995	-10.8

Note: Intangible assets are not included in the table above.

(3)	Liquidity and Capital Resources

Honda meets its working capital requirements primarily through cash generated by operations, bank loans and corporate bonds. The outstanding balance of liabilities for Honda’s manufacturing and sales businesses at the end of the fiscal year ended March 31, 2021 was JPY 480.0 billion.

In addition, the Company’s finance subsidiaries fund financial programs for customers and dealers primarily from medium-term notes, bank loans, securitization of finance receivables and equipment on operating leases, commercial paper and corporate bonds. The outstanding balance of liabilities for Honda’s financial services subsidiaries at the end of the fiscal year was JPY 7,248.2 billion.

(4)	Preparing for the Future

1)	Management Policies and Strategies

The Honda Group has two Fundamental Beliefs: “Respect for the Individual,” and “The Three Joys” (the Joy of Buying, the Joy of Selling, and the Joy of Creating). “Respect for the Individual” calls on Honda to nurture and promote these characteristics in our company by respecting individual differences and trusting each other as equal partners. “The Three Joys” are based on “Respect for the Individual,” and is the philosophy of creating joy together with everyone involved in Honda’s activities, with the joy of its customers as the driving force.

Based on these Fundamental Beliefs, the Honda Group strives to improve its corporate value by sharing joy with all people, and with our shareholders in particular, by practicing its Mission Statement: “Maintaining a global viewpoint, we are dedicated to supplying products of the highest quality, yet at a reasonable price for worldwide customer satisfaction.”

The Honda Group has also defined its vision toward 2030 as “Serve people worldwide with the “joy of expanding their life’s potential,” and will take initiatives in the following three directions.

1. Toward a clean and safe / secure society

2. Creating value for “mobility” and “daily lives”

3. Accommodate the different characteristics of people and society

The Honda Group is thoroughly committed to the environment and safety, reaffirming the value of “eliminating the burden on the global environment” and “achieving safety that protects precious lives.”

1.	Toward a clean and safe / secure society

Setting forth its goals of realizing 2050 carbon neutrality and zero traffic collision fatalities, the Honda Group will take initiatives in various areas.

a.	Toward the realization of carbon neutrality

Going forward, the Honda Group will actively promote the introduction of electric vehicles based on electric-powered motor technology which it has been developing as a leader in environmentalism. The Honda Group aims to create a recycling-oriented society with “zero environmental impact” so that people can live sustainably on the earth toward the realization of carbon neutrality. Therefore, the Honda Group will work on the three pillars of carbon neutrality, clean energy and resource circulation. The Honda Group will set targets in line with the “1.5 Celsius scenario” of the Paris Agreement, aiming for zero environmental impact throughout the life cycle of our products, including not only the products produced and sold by the Honda Group, but also its corporate activities.

b.	Toward the realization of zero traffic collision fatalities

As part of its responsibility as a mobility company, the Honda Group is researching, developing, and working toward the adoption of safety technology based on its philosophy of “Safety for Everyone,” with the aim of realizing a “collision-free mobile society” where everyone who uses roads can live safely. The Honda Group will work toward the goal of zero traffic collision fatalities involving the Group’s motorcycles and automobiles globally by 2050. In addition to the collision safety features the Honda Group has long been working on, it is currently working toward the adoption and evolution of its safety and driver-assistive system, “Honda SENSING.”

In addition to such safety technology, the Honda Group has long been promoting awareness of traffic safety in order to realize a society where all people who use roads, such as drivers and pedestrians, can move safely with safety awareness. Going forward, the Honda Group will carry out this initiative globally.

2.	Creating value for “mobility” and “daily lives”

The Honda Group will focus on three areas, namely mobility, robotics and energy, in order to provide people with the joy and freedom of mobility and the joy of making their lives better.

a.	Joy and freedom of mobility

Using the Honda Group’s unique strengths resulting from its wide range of mobility products including motorcycles and automobiles, the Honda Group will use partnerships with other companies in various regions to begin new mobility services that provide mobility without restraint in every aspect of life.

b.	Joy of making life better

The Honda Group will work on creating a system that allows people to share and enjoy safe and secure clean energy in their daily lives through mobility.

3.	Accommodate the different characteristics of people and society

The Honda Group will provide optimal products and services for diverse society, and to all people with a wide variety of cultures and values, whether they live in developed or emerging nations.

As one of the initiatives in these directions, the Honda Group has begun taking initiatives to realize “Honda eMaaS” concept. By connecting mobility service and energy service, “Honda eMaaS” provides mobility to people while at the same time contributing to the expanded use of renewable energy.

This “Honda eMaaS” concept aims to seamlessly connect mobility and people’s daily lives and provide people with the joy of making their lives better in a carbon-free manner through integrated management of the Honda Group’s electric products such as electrified mobility and energy equipment, which are expected to increase in the future.

2) Management Challenges

The business environment surrounding the Honda Group has come to a major turning point. Values are diversifying, the population is aging, urbanization is accelerating, climate change is worsening, and the industrial structure is changing due to progress in technologies such as the use of electric-powered motors, autonomous driving and IoT, all on a global basis. In addition, values of the society and individuals as well as awareness of global environmental issues have changed dramatically due to the spread of COVID-19. It is vital to ensure “strong products, strong Mono-zukuri (the art of making things) and strong businesses” which are essential for future growth.

Looking at the market environment of motorcycle business operations, competition with not only existing manufacturers but also emerging manufacturers is intensifying. The operating environment continues to change more rapidly than ever as seen by the need to make efforts to deal with tighter environmental regulations in each country and expansion of new markets. The Honda Group has set a CO2 reduction target rate that far exceeds the governmental targets for all emerging countries, and is aiming to become an environmental leader in motorcycles, not only through the use of electric-powered motors, but also through improved fuel efficiency and the use of biofuels.

With regard to electrification in automobile business operations, the Honda Group will work to achieve carbon neutrality in accordance with the characteristics of each region, including customer acceptance, infrastructure environment and the spread of renewable energy.

The life creation and other businesses will provide new value for mobility and daily lives through the existing “provision of power products” and “new businesses for the future,” including the energy business. In addition, by connecting electrified mobility and energy services, the Honda Group will contribute to the expansion of free mobility and the use of renewable energy, and work toward the realization of carbon neutrality.

3) Challenges to be Addressed Preferentially

Considering the business environment, the Honda Group will work on the following new challenges directed at the next generation to provide value unique to the Honda Group with a view to contributing to solving various social issues while continuing to achieve sustainable growth.

1.	Prepare for future growth

a. Next-generation technologies

In the automobile industry in the future, the ability to respond to electrification, driver-assistive technologies, connected technologies and other technological innovations will likely determine the competitiveness of a company. The Honda Group will work to develop products and services equipped with such next-generation technologies in the motorcycle, automobile and life creation businesses, and ensure business feasibility as early as possible.

As for electrification, the Honda Group will further expand the lineup of EVs (electric vehicles) and FCVs (fuel cell vehicles) based on electric-powered motor technology it has been developing. To this end, the Honda Group will work to respond to changes in car manufacturing throughout the value chain. In particular, for batteries, the Honda Group is developing its proprietary all-solid-state batteries, and will begin verifying production technology on a demonstration line from the fiscal year ending March 31, 2021.

Regarding driver-assistive technologies, the Honda Group will work to promote and evolve “Honda SENSING,” a safety and driver-assistive system, for the purpose of preventing accidents. Going forward, the Honda Group will push ahead with efforts for joint development and commercialization in preparation for future society while utilizing partnerships with other companies, and leverage the knowledge and know-how accumulated through the research and development of level 3 automated driving to further enhance the intelligence of ADAS (advanced driver-assistance systems), which increases the percentage of collision patterns covered by ADAS. Through these efforts, the Honda Group will aim to realize a clean and safe /secure society.

b. New businesses

In “Honda eMaaS,” the Honda Group’s energy technology is expected to contribute to the effective utilization of electric power for society as a whole. For example, the Honda Group’s electrified mobility and energy equipment function as temporary electric power storage/discharge devices, contributing to stabilization of electric power. To this end, in the mobility service, efforts need to be made in the areas of mobility and goods transport services using electric vehicles. In the energy service, efforts need to be made in the area of mobile power supply, by not only “using” energy equipment as a power source for mobility but also enabling them to “create” electric power and “connect” with the power supplies for the household so that electricity can be used efficiently whenever and wherever needed.

The Honda Group intends to serve people worldwide with the “joy of expanding their life’s potential” by proposing solutions in these areas.

2.	Solidify existing businesses

The Honda Group will enhance the business strategy formulation function by steadily proceeding with the next initiatives, and build a highly competitive Mono-zukuri foundation to realize strong businesses.

a. Build a structure to realize strategies

In order to build strong businesses that can immediately respond to changes in the environment and can provide products that satisfy customer needs in a timely manner, the Honda Group has established a unified operational structure which integrates S-E-D-B (Sales, Engineering, Development and Buying) areas.

This enables the formulation of business strategies based on a big-picture view of product planning, development, buying/purchasing, engineering/production and sales, and the swift implementation of such strategies. At the same time, the Honda Group will realize Mono-zukuri reform and stable production with high-precision development of new models through frontloading and operation which integrates the entire process from development through mass-production.

b. Mono-zukuri reform

In the automobile business, the Honda Group has strengthened its global models and regional models according to the needs of each region, with the aim of manufacturing challenging products unique to Honda. Efficient Mono-zukuri, in addition to product appeal, is indispensable for further enhancing the competitiveness of such models. To this end, the Honda Group is working to strengthen the structure in each area. Introducing the Honda Architecture, which is a company-wide initiative that increases the efficiency of development and expands parts-sharing for mass-production models, the Honda Group will sequentially apply it, starting with the global models, and expand its application. By doing so, Honda will enhance the efficiency of existing businesses and repurpose those man-hours to conduct research and development in advanced areas, thereby accelerating development for the future.

Steady progress is being made in optimizing the production capacity in all regions, and the Honda Group will improve its global capacity utilization rate.

c. Further improve quality

To achieve a new level of outstanding quality of products, the Honda Group has continued activities to further improve quality at every stage: design, development, production, sales and service including suppliers. Going forward, the Honda Group will team up with other companies, including those from other industries, to challenge new forms of mobility that incorporate electrification, driver-assistive technologies and IoT in creating new value through open innovation. To that end, the Honda Group will evolve its activities to realize a new level of outstanding quality, by pursuing the utmost quality not only in products and services provided to customers but also in every area of business at all points of customer contact, alongside evolution in “mobility” and “daily lives.”

Also, in the automobile business, in April 2020 the quality innovation departments for all operations were integrated, and Quality Innovation Operations was newly established and commenced activities.

d. Continue to enhance Honda’s social reputation and communication with the community

In addition to continuing to provide products incorporating Honda’s advanced safety and environmental technologies, the Honda Group will continue striving to enhance its social reputation by, among other things, strengthening its corporate governance, compliance, and risk management, as well as participating in community activities and making philanthropic contributions.

Through these company-wide activities, Honda aims to be a company that society, which includes our shareholders, our investors and our customers, wants to exist.

(5)  Changes in Financial Position and Results of Operations of the Group and the Parent Company

(a)  Changes in Results of Operations and Financial Position of the Group

	Yen (millions)
Category	IFRS
	FY2018 94th fiscal year (From April 1, 2017 to March 31, 2018)	FY2019 95th fiscal year (From April 1, 2018 to March 31, 2019)	FY2020 96th fiscal year (From April 1, 2019 to March 31, 2020)	FY2021 97th fiscal year (From April 1, 2020 to March 31, 2021)
Sales revenue	15,361,146	15,888,617	14,931,009	13,170,519
Operating profit	833,558	726,370	633,637	660,208
Profit before income taxes	1,114,973	979,375	789,918	914,053
Profit for the year attributable to owners of the parent	1,059,337	610,316	455,746	657,425
Basic earnings per share attributable to owners of the parent (Yen)	590.79	345.99	260.13	380.75
Total assets	19,349,164	20,419,122	20,461,465	21,921,030
Equity attributable to owners of the parent	7,933,538	8,267,720	8,012,259	9,082,306
Equity attributable to owners of the parent per share (Yen)	4,461.36	4,698.74	4,640.46	5,260.06

Notes:	1.	Based on the provisions of Article 120-1 of the Ordinance of Companies Accounting, the Company’s consolidated financial statements have been prepared in accordance with IFRS.

	2.	The results of operations and financial position of the Group are indicated based on IFRS terminology.

	3.	The increase in sales revenue in the 95th fiscal year compared to the 94th fiscal year is due primarily to increased sales revenue in all business operations. The decreases in operating profit and profit before income taxes in the 95th fiscal year compared to the 94th fiscal year are mainly due to the impact in Europe related to changes of the global automobile production network and negative foreign currency effects. In addition, the decrease in profit for the year attributable to owners of the parent in the 95th fiscal year compared to the 94th fiscal year is mainly due to impacts of the enactment of the U.S. Tax Cuts and Jobs Act in the 94th fiscal year.

	4.	The status of the 97th fiscal year is as provided in “(1) Review of Operations” of “1. OUTLINE OF BUSINESS.”

	5.	Basic earnings per share attributable to owners of the parent is calculated based on the average number of shares outstanding during each year. There were no significant potentially dilutive common shares outstanding.

	6.	Equity attributable to owners of the parent per share is calculated based on the number of shares outstanding at the end of each fiscal year.

(b)  Changes in Results of Operations and Financial Position of the Parent Company

	Yen (millions)
Category	FY2018 94th fiscal year (From April 1, 2017 to March 31, 2018)	FY2019 95th fiscal year (From April 1, 2018 to March 31, 2019)	FY2020 96th fiscal year (From April 1, 2019 to March 31, 2020)	FY2021 97th fiscal year (From April 1, 2020 to March 31, 2021)
Net sales	3,787,337	4,077,564	3,642,679	3,092,866
Operating income	108,542	1,012	(60,260)	(150,932)
Ordinary income	484,060	534,031	512,028	359,362
Net income	383,461	362,203	373,027	373,372
Net income per share (Yen)	213.86	205.33	212.91	216.24
Total assets	2,849,028	2,982,107	3,126,421	3,383,432
Net assets	2,078,199	2,161,343	2,220,025	2,470,683
Net assets per share (Yen)	1,168.66	1,228.34	1,285.77	1,430.91

Notes:	1.	Figures in parentheses represent losses.

	2.	Figures in millions of yen are rounded down to the nearest million.

	3.	The decrease in operating income in the 95th fiscal year compared to the 94th fiscal year is mainly due to increases in R&D expenses and SG&A expenses.

	4.	The decrease in net sales in the 96th fiscal year compared to the 95th fiscal year is due primarily to decreased net sales in automobile business operations. The decrease in operating income in the 96th fiscal year compared to the 95th fiscal year is mainly due to an increase in R&D expenses and a decreased sales and model mix, which was partially offset mainly by a decrease in SG&A expenses.

	5.	The decrease in net sales in the 97th fiscal year compared to the 96th fiscal year is due primarily to decreased net sales in automobile business operations. The increase in operating loss in the 97th fiscal year compared to the 96th fiscal year is mainly due to a decreased sales and model mix, which was partially offset mainly by a decrease in R&D expenses and a decrease in SG&A expenses.

(6) Principal Subsidiaries

			Voting Rights	Principal Business Activities
Company Name		Capital	Ratio	Business Segment	Function
Honda R&D Co., Ltd. (Note 3)	(Saitama, Japan)	JPY 7,400 million	100.0%	Motorcycle Business Automobile Business Life Creation and Other Businesses	Research and development

Honda Finance Co., Ltd.	(Tokyo, Japan)	JPY 11,090 million	100.0%	Financial Services Business	Finance

American Honda Motor Co., Inc. (Note 4)	(U.S.A.)	USD 299 million	100.0%	Motorcycle Business Automobile Business Financial Services Business Life Creation and Other Businesses	Coordination of Subsidiaries Operation / Sales

Honda Aero., Inc.	(U.S.A.)	USD 80 million	100.0%	Life Creation and Other Businesses	Manufacturing

Honda of America Mfg., Inc.	(U.S.A.)	USD 561 million	*100.0%	Automobile Business	Manufacturing

American Honda Finance Corporation	(U.S.A.)	USD 1,366 million	*100.0%	Financial Services Business	Finance

Honda Aircraft Company, LLC	(U.S.A.)	USD 160 million	*100.0%	Life Creation and Other Businesses	Research and development / Manufacturing / Sales

Honda Manufacturing of Alabama, LLC	(U.S.A.)	USD 400 million	*100.0%	Automobile Business	Manufacturing

Honda Manufacturing of Indiana, LLC	(U.S.A.)	USD 200 million	*100.0%	Automobile Business	Manufacturing

Honda Transmission Mfg. of America, Inc.	(U.S.A.)	USD 42 million	*100.0%	Automobile Business	Manufacturing

Honda R&D Americas, Inc.	(U.S.A.)	USD 22 million	*100.0%	Motorcycle Business Automobile Business Life Creation and Other Businesses	Research and development

Honda Canada Inc.	(Canada)	CAD 226 million	*100.0%	Motorcycle Business Automobile Business Life Creation and Other Businesses	Manufacturing / Sales

Honda Canada Finance Inc.	(Canada)	CAD 285 million	*100.0%	Financial Services Business	Finance

Honda de Mexico, S.A. de C.V.	(Mexico)	MXN 13,655 million	*100.0%	Motorcycle Business Automobile Business Life Creation and Other Businesses	Manufacturing / Sales

Honda Motor Europe, Ltd.	(U.K.)	GBP 665 million	100.0%	Motorcycle Business Automobile Business Financial Services Business Life Creation and Other Businesses	Coordination of Subsidiaries Operation / Sales

Honda of the U.K. Manufacturing Ltd.	(U.K.)	GBP 670 million	*100.0%	Automobile Business	Manufacturing

Honda Finance Europe plc	(U.K.)	GBP 38 million	*100.0%	Financial Services Business	Finance

Honda Bank GmbH	(Germany)	EUR 78 million	*100.0%	Financial Services Business	Finance

Honda Turkiye A.S.	(Turkey)	TRY 180 million	*100.0%	Motorcycle business Automobile business	Manufacturing / Sales

Honda Motor (China) Investment Co., Ltd.	(China)	USD 132 million	100.0%	Motorcycle Business Automobile Business Life Creation and Other Businesses	Coordination of Subsidiaries Operation / Sales

Honda Auto Parts Manufacturing Co., Ltd.	(China)	USD 200 million	*100.0%	Automobile Business	Manufacturing

			Voting Rights	Principal Business Activities
Company Name		Capital	Ratio	Business Segment	Function
Honda Motorcycle and Scooter India (Private) Ltd.	(India)	INR 3,100 million	*100.0%	Motorcycle Business	Manufacturing / Sales

Honda Cars India Limited	(India)	INR 10,727 million	*100.0%	Motorcycle Business Automobile Business Life Creation and Other Businesses	Manufacturing / Sales

P.T. Honda Precision Parts Manufacturing	(Indonesia)	USD 150 million	*100.0%	Automobile Business	Manufacturing

P.T. Honda Prospect Motor	(Indonesia)	USD 70 million	51.0%	Automobile Business	Manufacturing / Sales

Honda Malaysia Sdn Bhd	(Malaysia)	MYR 170 million	51.0%	Automobile Business	Manufacturing / Sales

Honda Philippines Inc. (Note 5)	(Philippines)	PHP 3,190 million	99.6%	Motorcycle Business Life Creation and Other Businesses	Manufacturing / Sales

Honda Taiwan Co., Ltd.	(Taiwan)	TWD 3,580 million	100.0%	Motorcycle Business Automobile Business Life Creation and Other Businesses	Sales

Asian Honda Motor Co., Ltd.	(Thailand)	THB 10,888 million	100.0%	Motorcycle Business Automobile Business Financial Services Business Life Creation and Other Businesses	Coordination of Subsidiaries Operation / Sales

Honda Leasing (Thailand) Co., Ltd.	(Thailand)	THB 5,550 million	*100.0%	Financial Services Business	Finance

Honda Automobile (Thailand) Co., Ltd.	(Thailand)	THB 5,460 million	*89.0%	Automobile Business	Manufacturing / Sales

Thai Honda Manufacturing Co., Ltd. (Note 6)	(Thailand)	THB 550 million	*72.5%	Motorcycle Business Life Creation and Other Businesses	Manufacturing / Sales

Honda Vietnam Co., Ltd.	(Vietnam)	VND 1,190,822 million	*70.0%	Motorcycle Business Automobile Business	Manufacturing / Sales

Honda Motor de Argentina S.A.	(Argentina)	ARS 14,116 million	*100.0%	Motorcycle Business Automobile Business Life Creation and Other Businesses	Manufacturing / Sales

Honda South America Ltda.	(Brazil)	BRL 119 million	100.0%	Motorcycle Business Automobile Business Financial Services Business Life Creation and Other Businesses	Coordination of Subsidiaries Operation

Banco Honda S.A.	(Brazil)	BRL 524 million	*100.0%	Financial Services Business	Finance

Honda Automoveis do Brasil Ltda.	(Brazil)	BRL 882 million	*100.0%	Automobile Business	Manufacturing / Sales

Moto Honda da Amazonia Ltda.	(Brazil)	BRL 1,466 million	*100.0%	Motorcycle Business Life Creation and Other Businesses	Manufacturing / Sales

Notes:	1.	Amounts of capital are rounded down to the nearest unit as indicated.

	2.	Ratios with * include ownership by consolidated subsidiaries.

	3.	During the fiscal year ended March 31, 2021, the Company integrated the automobile product development functions of the Company and Honda R&D Co., Ltd. excluding certain functions such as design, and merged one other company.

	4.	American Honda Motor Co., Inc. merged with Honda North America, Inc. and one other company during the fiscal year ended March 31, 2021.

	5.	Honda Philippines Inc., a consolidated subsidiary of the Company, has become a principle subsidiary of the Company due to the increased materiality of its business.

	6.	During the fiscal year ended March 31, 2021, Thai Honda Manufacturing Co., Ltd., A.P. Honda Co., Ltd., and one other company were merged to form a new company. The name of the new company will continue to be Thai Honda Manufacturing Co., Ltd.

	7.	For the fiscal year ended March 31, 2021, the number of consolidated subsidiaries was 348, including 38 companies mentioned above, and the number of affiliates accounted for under the equity method was 67.

(7) Principal Business Activities

The Honda Group engages in the motorcycle business, automobile business, financial services business, and life creation and other businesses. Principal products and services, and functions of each business are as follows.

Business	Principal products and services	Function
Motorcycle Business	Motorcycles, all-terrain vehicles (ATVs), side-by-side and relevant parts	Research and development / Manufacturing / Sales and related services

Automobile Business	Automobiles and relevant parts	Research and development / Manufacturing / Sales and related services

Financial Services Business	Financial services	Retail loan and lease related to Honda products / Others

Life Creation and Other Businesses	Power products and relevant parts, and others	Research and development / Manufacturing / Sales and related services / Others

(8) Principal Business Sites

(a) The Company

Name	Location
Head office	Tokyo, Japan
Suzuka Factory	Mie, Japan
Saitama Factory	Saitama, Japan
Transmission Factory	Shizuoka, Japan
Kumamoto Factory	Kumamoto, Japan
Powertrain Unit Factory	Tochigi, Japan

(b) Subsidiaries

      For principal subsidiaries and their locations, please refer to “(6) Principal Subsidiaries.”

(9) Employees of the Group and the Parent Company

(a) Group Employees

Business Segment	Number of Employees
	FY2020 (reference)		FY2021		Change (reference)
Motorcycle Business	47,013	(13,878)	46,255	(12,270)	-758	(-1,608)
Automobile Business	159,555	(17,968)	153,413	(13,731)	-6,142	(-4,237)
Financial Services Business	2,455	(100)	2,385	(77)	-70	(-23)
Life Creation & Other Businesses	9,651	(2,640)	9,321	(2,083)	-330	(-557)

Total	218,674	(34,586)	211,374	(28,161)	-7,300	(-6,425)

(b) Employees of the Parent Company

	FY2020 (reference)		FY2021		Change (reference)
Number of employees	25,379	(5,489)	35,781	(3,964)	10,402	(-1,525)
Average age	45.5		44.9		-0.6
Average number of years Employed by the Company	23.8		22.5		-1.3

Notes:	1.	The number of employees of the Honda Group and the Parent Company refers to full-time employees. The average number of temporary employees is shown separately in parentheses.

	2.	The increase in the number of employees of the Parent Company was due to the integration of the automobile product development functions, excluding certain functions such as design, of the Parent Company and Honda R&D Co., Ltd. and the merger with Honda Engineering Co., Ltd.

2. COMMON STOCK

(1) Total Number of Shares Issued	1,811,428,430 shares
(2) Number of Shareholders	208,126

(3) Major Shareholders

Name	Number of Shares Held (thousands)	Percentage against Total Shares Issued (%)
The Master Trust Bank of Japan, Ltd. (Trust Account)	164,774	9.5
Custody Bank of Japan, Ltd. (Trust Account)	117,856	6.8
Moxley & Co. LLC	70,044	4.1
SSBTC CLIENT OMNIBUS ACCOUNT	57,133	3.3
Meiji Yasuda Life Insurance Company	51,199	3.0
Tokio Marine & Nichido Fire Insurance Co., Ltd.	35,461	2.1
Nippon Life Insurance Company	28,666	1.7
MUFG Bank, Ltd.	25,680	1.5
STATE STREET BANK WEST CLIENT – TREATY 505234	25,255	1.5
Custody Bank of Japan, Ltd. (Trust Account 5)	24,141	1.4

Notes:	1.	The number of shares described above rounds off figures of less than 1,000 shares.

	2.	Ownership percentages are calculated using the total number of shares issued minus treasury stock (84,157 thousand shares).

	3.	Moxley & Co. LLC is an official holder of stock of JPMorgan Chase Bank, which is a depositary institution for American Depositary Receipts (ADRs).

(4) Shares Issued to Corporate Officers as Compensation for the Performance of Their Duties During the Fiscal Year Ended March 31, 2021

Category	Number of Shares (shares)	Number of eligible Directors (Number of persons)
Directors (excluding Audit and Supervisory Committee Members) (excluding Outside Directors)	7,800	1
Outside Directors (excluding Audit and Supervisory Committee Members)	—	—
Directors (Audit and Supervisory Committee Members) (excluding Outside Directors)	—	—
Outside Directors (Audit and Supervisory Committee Members)	—	—

Note:	The above number of shares does not include the number of shares converted into cash (7,888 shares for one director).

• Breakdown of shares by shareholder type (reference)

3. STOCK WARRANTS

No relevant information

4. CORPORATE OFFICERS

(1) Directors (As of March 31, 2021)

Position	Name	Area of Responsibility or Principal Occupations
Chairman and Director	Toshiaki Mikoshiba	Chairman of the Board of Directors; Director in Charge of Government and Industry Relations

President and Representative Director	Takahiro Hachigo	Chief Executive Officer

Executive Vice President and Representative Director	Seiji Kuraishi	Chief Operating Officer; Director in Charge of Strategy, Business Operations and Regional Operations; Corporate Brand Officer

Senior Managing Director	Kohei Takeuchi

Chief Financial Officer and Director in Charge of Finance and Administration (Accounting, Finance, Human Resources and Corporate Governance);

Chief Officer for Driving Safety Promotion Center;

Compliance Officer

Senior Managing Director	Toshihiro Mibe

Director in Charge of Mono-zukuri (Research & Development, Production, Purchasing, Quality, Parts, Service, Intellectual Property, Standardization and IT);

Risk Management Officer

President and Representative Director of Honda R&D Co., Ltd.

Director	Hiroko Koide Outside Independent Director	Outside Director of Mitsubishi Electric Corporation Outside Director of J-OIL MILLS, Inc.

Director	Fumiya Kokubu Outside Independent Director	Chairman of the Board of Marubeni Corporation Outside Director of Taisei Corporation

Director and Advisor	Takanobu Ito

Director (Full-time Audit and Supervisory Committee Member)	Masahiro Yoshida

Director (Full-time Audit and Supervisory Committee Member)	Masafumi Suzuki

Director (Audit and Supervisory Committee Member)	Hideo Takaura Outside Independent Director	Certified Public Accountant; Outside Director of Tokyo Electric Power Company Holdings, Inc.; Outside Auditor of INCJ, Ltd.

Director (Audit and Supervisory Committee Member)	Mayumi Tamura Outside Independent Director	Outside Director of SHIMIZU CORPORATION

Director (Audit and Supervisory Committee Member)	Kunihiko Sakai Outside Independent Director	Lawyer; Advisor Attorney to TMI Associates; Audit and Supervisory Board Member (Outside) of Furukawa Electric Co., Ltd.

Notes:	1.	Directors Ms. Hiroko Koide, Mr. Fumiya Kokubu, Mr. Hideo Takaura, Ms. Mayumi Tamura and Mr. Kunihiko Sakai are Outside Directors in accordance with Article 2, Item 15 of the Companies Act.

	2.	The Company has appointed Ms. Hiroko Koide, Mr. Fumiya Kokubu, Mr. Hideo Takaura, Ms. Mayumi Tamura and Mr. Kunihiko Sakai as independent directors as provided for by the rules of the Tokyo Stock Exchange and reported their appointment to the Tokyo Stock Exchange.

	3.	The Company has business relationships, including the purchase of automobile parts, with Mitsubishi Electric Corporation, for which Ms. Hiroko Koide serves as an Outside Director, and with Furukawa Electric Co., Ltd. for which Mr. Kunihiko Sakai serves as an Audit and Supervisory Board Member (Outside).

4.	Both Mr. Masahiro Yoshida and Mr. Masafumi Suzuki have been appointed as Full-time Audit and Supervisory Committee Member to ensure the effectiveness of activities of the Audit and Supervisory Committee by sharing information obtained mainly through daily information collection and collaboration with internal audit departments among all Audit and Supervisory Committee Members.

5.	Mr. Masafumi Suzuki, a Director who is an Audit and Supervisory Committee Member, has considerable operating experience regarding financial and accounting departments in the Company and its subsidiaries. In addition, Mr. Hideo Takaura, a Director who is an Audit and Supervisory Committee Member, has extensive knowledge and experience as a certified public accountant. Mr. Suzuki and Mr. Takaura have abundant knowledge related to finance and accounting.

6.	The Company adopts the Operating Officer System to strengthen regional operations and local workplaces and to implement quick and appropriate decisions. The Operating Officers of the Company are as follows: (As of March 31, 2021)

Managing Officer	Michimasa Fujino	President and Director of Honda Aircraft Company, LLC

Managing Officer	Shinji Aoyama	Chief Officer for Regional Operations (North America); President, Chief Executive Officer and Director of American Honda Motor Co., Inc.

Managing Officer	Noriya Kaihara	Head of Business Supervisory Unit for Automobile Operations

Managing Officer	Mitsugu Matsukawa	President and Director of Honda of America Mfg., Inc.

Managing Officer	Noriaki Abe	Chief Officer for Motorcycle Operations

Managing Officer	Yasuhide Mizuno	Chief Officer for Automobile Operations

Managing Officer	Katsushi Inoue	Chief Officer for Regional Operations (China); President of Honda Motor (China) Investment Co., Ltd.; President of Honda Motor (China) Technology Co., Ltd.

Managing Officer	Hisao Takahashi	General Manager of Mono-zukuri Center for Automobile Operations; Director of Honda R&D Co., Ltd.

7.	As of April 1, 2021, the following promotion and assumption of office of Directors and Operating Officers were announced by the Company. Positions in the parenthesis are as of March 31, 2021.

President and Representative Director	Toshihiro Mibe	(Senior Managing Director)

Managing Officer	Keiji Ohtsu	(Operating Executive)

Managing Officer	Yoshishige Nomura	(Operating Executive)

8.	The Company introduced the Operating Executive position effective April 1, 2020, with the aim of advancing its corporate executive structure and enabling the Company to address changes in the business environment with greater speed and flexibility. Operating Executives engage in company operations, with responsibility for business execution in their respective areas under the direction and supervision of management.

(2) Remuneration of Directors, Etc.

(a) Total amount of remuneration of Directors, etc.

	Yen (millions)
Item	Total amount of remuneration, etc.	Total amount by type of remuneration, etc.			Number of eligible Directors (Number of persons)
		Fixed remuneration	Performance-linked remuneration
			Bonuses	Stock-based remuneration
Directors (excluding Audit and Supervisory Committee Members) (excluding Outside Directors)	652	428	95	129	7
Outside Directors (excluding Audit and Supervisory Committee Members)	33	33	—	—	3
Directors (Audit and Supervisory Committee Members) (excluding Outside Directors)	145	145	—	—	2
Outside Directors (Audit and Supervisory Committee Members)	50	50	—	—	3
Total	883	658	95	129	15

Notes:	1.	Remuneration is limited to JPY 1,160 million per year for Directors (excluding Audit and Supervisory Committee Members) and JPY 270 million per year for Directors (Audit and Supervisory Committee Members).

	2.	The above shows the amounts of remuneration, etc. paid to the Company’s Directors by the Company during the fiscal year ended March 31, 2021, and includes the amounts paid to one Director (excluding Audit and Supervisory Committee Member) and one Outside Director (excluding Audit and Supervisory Committee Member) who resigned at the close of the ordinary general meeting of shareholders held on June 19, 2020.

	3.	Bonuses to Directors (excluding Audit and Supervisory Committee Members) are included in the previously mentioned maximum amount for remuneration to Directors (excluding Audit and Supervisory Committee Members), and the amount shown was decided by the meeting of the Board of Directors held on May 14, 2021.

	4.	The total amount of stock-based remuneration is the amount recorded as expenses related to the share delivery points granted during the fiscal year ended March 31, 2021 in connection with the directors’ remuneration BIP (Board Incentive Plan) trust. The remuneration falls under non-monetary remuneration.

(b) Matters related to performance-linked remuneration, etc.

Indicators for performance-linked remuneration are, for bonuses, business results for each fiscal year, dividends to shareholders, employee bonus levels, etc., and for stock-based remuneration, financial indicators such as the consolidated operating profit ratio, and the degree of growth in non-financial indicators such as brand value and ESG.

The reason for the selection of these indicators is that the Company judged that bonuses are important indicators to measure the contribution to corporate value and the degree to which corporate responsibility to shareholders and employees has been fulfilled in each fiscal year, and stock-based remuneration is important indicator to measure the contribution to the sustainable enhancement of corporate value over the mid- to long-term.

The amount of performance-linked remuneration is determined by the Board of Directors for bonuses based on the actual correlation between each indicator and the amount paid in the past and the business conditions at that time. The amount of stock-based remuneration is determined within a performance-linked coefficient of 50% to 150% based on a calculation method approved by the Board of Directors, with reference to the growth of each indicator over the three fiscal years.

Although the Company has not set specific targets for each indicator related to performance-linked remuneration, bonuses are evaluated based on the actual correlation between each indicator and the amount paid in the past and the business conditions at the time, and stock-based remuneration is evaluated based on the degree of growth over the three fiscal years.

As a result of the evaluation in the fiscal year ended March 31, 2021, bonuses were reduced by 20% compared to the base amount, and stock-based remuneration was paid with a performance-linked coefficient of 97%.

(c) Matters related to non-monetary remuneration, etc.

In order to function as a sound incentive for sustainable growth, in accordance with the criteria and procedures approved by the Board of Directors, the Company delivers and provides the Company’s shares and cash equivalent to the proceeds from the conversion of the Company’s shares, together with dividends accruing on the Company’s shares, in conjunction with mid- to long-term business performance.

The status of such delivery and benefits is as described in “2. COMMON STOCK (4) Shares Issued to Corporate Officers as Compensation for the Performance of Their Duties During the Fiscal Year Ended March 31, 2021.”

(d) Matters related to the remuneration, etc. for Directors by resolution of the general meeting of shareholders

With respect to the remuneration, etc. of the Company’s Directors, the maximum amount of remuneration to Directors (excluding Directors who are Audit and Supervisory Committee Members) was set at 1,160 million yen per year (including up to 34 million yen per year for Outside Directors), and the maximum amount of remuneration to Directors who are Audit and Supervisory Committee Members was set at 270 million yen per year by resolution of the Ordinary General Meeting of Shareholders held on June 15, 2017. At the time of the resolution of this General Meeting of Shareholders, the number of Directors (excluding Directors who are Audit and Supervisory Committee Members) was nine (including two Outside Directors), and the number of Directors who are Audit and Supervisory Committee Members was five.

In addition, in accordance with a resolution of the Ordinary General Meeting of Shareholders held on June 14, 2018, the Company introduced a stock-based remuneration plan under which, in addition to the above-mentioned remuneration, the Company’s share and cash equivalent to the proceeds from the conversion of the Company’s shares will be delivered and provided, together with dividends accruing on the Company’s shares, to Directors and Operating Officers residing in Japan who conduct business execution from a trust to which the Company will contribute up to 3,910 million yen for a trust period of approximately three years. The number of Directors and Operating Officers eligible for this system at the time of the resolution at the said General Meeting of Shareholders is five and sixteen, respectively.

(e) Policy on determination of individual remuneration, etc., for Directors

1.	Method of determining the policy for determining individual remuneration, etc., of Directors

The policy shall be determined by a resolution of the Board of Directors. When making decisions or changes to the determined policy, the Board of Directors shall deliberate after hearing the opinions formed by the Audit and Supervisory Committee in advance.

2.	Overview of the policy for determining individual remuneration, etc., of Directors

The Company’s officer remuneration system is designed to motivate officers to contribute to the improvement of the Company’s business performance not only over the short-term, but also over the mid- to long-term, so that the Company can continuously enhance its corporate value, and it consists of monthly remuneration, a fixed amount of which is paid each month as remuneration for the execution of duties, bonuses linked to business performance for the relevant fiscal year, and stock-based remuneration linked to mid- to long-term business performance.

The monthly remuneration for each individual is based on the remuneration standards approved by the Board of Directors and is paid in an appropriate amount, taking into consideration factors such as the standards of other companies, in order to attract diverse and talented personnel.

Bonuses for individual employees are determined by a resolution of the Board of Directors and paid in cash, based on indicators such as business performance, dividends to shareholders, and employee bonus levels for each fiscal year, as well as the actual correlation between each indicator and the amount paid in the past, and the business conditions at the time.

In order to function as a sound incentive for sustainable growth, based on standards and procedures approved by the Board of Directors, individual stock-based remuneration is linked to mid- to long-term performance and paid in the form of the Company’s shares and cash. The indicator for stock-based remuneration is the degree of growth of financial indicators such as consolidated operating profit ratio and non-financial indicators such as brand value and ESG. The amount of stock-based remuneration is determined within a performance-linked coefficient of 50% to 150% based on a calculation method approved by the Board of Directors, with reference to the growth of each indicator over the three fiscal years.

The composition of monthly remuneration, bonuses and stock-based remuneration among the individual remuneration, etc., for Directors who conduct business execution is set so that monthly remuneration accounts for 50% and the total of bonuses and stock-based remuneration accounts for 50%.

Individual remuneration, etc., for Outside Directors and other Directors who do not conduct business execution (excluding Directors who are Audit and Supervisory Committee Members) consists solely of monthly remuneration.

Monthly remuneration is paid in a fixed amount every month as compensation for the execution of duties, and bonuses are paid once a year based on a resolution of the Board of Directors. As for stock-based remuneration, in accordance with the share delivery rules approved by the Board of Directors, a certain number of points are granted each year, and in principle, the points are converted into shares three years after the points are granted and a portion of the shares are converted into cash before payment.

Individual remuneration, etc., for Directors (excluding Directors who are Audit and Supervisory Committee Members) is determined in accordance with the remuneration standards, etc., approved by the Board of Directors and resolutions of the Board of Directors within the scope of authority granted by the General Meeting of Shareholders.

When making decisions or changes to the remuneration structure for the officers and remuneration standards, etc., the Board of Directors shall deliberate after hearing the opinions formed by the Audit and Supervisory Committee in advance.

Remuneration for Directors who are Audit and Supervisory Committee Members consists solely of monthly remuneration determined and paid through consultation among the Directors who are Audit and Supervisory Committee Members.

3.	Reasons for the Board of Directors to determine that the details of individual remuneration, etc. for Directors are in line with the determination policy

The details of individual remuneration, etc., for Directors are determined by the remuneration standards, etc., approved by the Board of Directors within the scope of authority granted by the General Meeting of Shareholders, and the resolutions of the Board of Directors.

The Board of Directors includes five Outside Directors and when making decisions or changes to the remuneration structure for the officers and remuneration standards, etc., the Board of Directors shall deliberate after hearing the opinions formed by the Audit and Supervisory Committee in advance.

Therefore, the Board of Directors believes that the individual remuneration for Directors for the fiscal year ended March 31, 2021 is in line with the determination policy.

(3) Principal Activities of Outside Directors during the Fiscal Year ended March 31, 2021

(a) Principal Activities during the Fiscal Year ended March 31, 2021

Position	Name	Attendance Record	Principal Activities during the Fiscal Year ended March 31, 2021
Director	Hiroko Koide	Attended all 11 meetings of the Board of Directors	As initially expected, she has made proactive statements at meetings including the Company’s Board of Directors based on her broad perspectives and extensive knowledge on corporate management cultivated through her experience working for foreign companies, including as an officer. She also inspects the Company’s business sites and holds discussions with the Executive Directors, thereby fully fulfilling her supervisory function over management from an independent standpoint.

Director	Fumiya Kokubu	Attended 8 out of 9 meetings of the Board of Directors	As initially expected, he has made proactive statements at meetings including the Company’s Board of Directors based on his broad perspectives and extensive knowledge on corporate management cultivated through his management experience at a trading company engaged in global business activities. He also inspects the Company’s business sites and holds discussions with the Executive Directors, thereby fully fulfilling his supervisory function over management from an independent standpoint.

Director (Audit and Supervisory Committee Member)	Hideo Takaura	Attended all 11 meetings of the Board of Directors Attended all 10 meetings of the Audit and Supervisory Committee	As initially expected, he has made proactive statements at meetings including the Company’s Board of Directors and Audit and Supervisory Committee based on his broad perspectives, extensive knowledge and high level of expertise on finance cultivated through his experience as a certified public accountant. He also conducts audits, inspects the Company’s business sites and holds discussions with the Executive Directors, thereby fully fulfilling his supervisory function over management from an independent standpoint.

Director (Audit and Supervisory Committee Member)	Mayumi Tamura	Attended all 11 meetings of the Board of Directors Attended all 10 meetings of the Audit and Supervisory Committee	As initially expected, she has made proactive statements at meetings including the Company’s Board of Directors and Audit and Supervisory Committee based on her broad perspectives and extensive knowledge on corporate management cultivated through her experience as an officer in the financial sector at multiple companies. She also conducts audits, inspects the Company’s business sites and holds discussions with the Executive Directors, thereby fully fulfilling her supervisory function over management from an independent standpoint.

Director (Audit and Supervisory Committee Member)	Kunihiko Sakai	Attended all 11 meetings of the Board of Directors Attended all 10 meetings of the Audit and Supervisory Committee	As initially expected, he has made proactive statements at meetings including the Company’s Board of Directors and Audit and Supervisory Committee based on his broad perspectives, extensive knowledge and high level of expertise on law cultivated through his experience as a prosecutor and lawyer. He also conducts audits, inspects the Company’s business sites and holds discussions with the Executive Directors, thereby fully fulfilling his supervisory function over management from an independent standpoint.

Notes:	1.	The attendance rate of all Internal Directors and Internal Directors who are Audit and Supervisory Committee Members was 100% at meetings of the Board of Directors and meetings of the Audit and Supervisory Committee, respectively.

	2.	The attendance record of Director Fumiya Kokubu shows figures covering the meetings of the Board of Directors held after his assumption of office on June 19, 2020.

(b) Summary of Content of Liability Limitation Contracts

The Company has entered into liability limitation contracts with all Outside Directors based on Article 427, Paragraph 1 of the Companies Act and the Company’s Articles of Incorporation, to the effect of limiting the liability for damages, in accordance with Article 423, Paragraph 1 of the Companies Act, to the minimum liability amount that is stipulated in Article 425, Paragraph 1 of the Companies Act.

5. FINANCIAL AUDITOR

(1) Name of Financial Auditor

      KPMG AZSA LLC

(2) Financial Auditor Remuneration, Etc., for the Fiscal Year ended March 31, 2021

Category	Year ended March 31, 2020 (reference)		Year ended March 31, 2021
	Remuneration for audit certification services (millions of yen)	Remuneration for non-audit services (millions of yen)	Remuneration for audit certification services (millions of yen)	Remuneration for non-audit services (millions of yen)
The Company	522	6	563	6
Consolidated subsidiaries	418	73	474	53

Total	940	79	1,037	59

Notes:	1.

The Company’s Audit and Supervisory Committee has examined the financial auditor’s audit plan for the current fiscal year and the basis for calculation of estimates used as assumptions for remuneration, based on inspection and evaluation of the previous fiscal year’s auditing performance through materials obtained and reports received as necessary from directors, relevant internal departments and the financial auditor. As a result, it has agreed to the remuneration of the financial auditor as specified in Article 399, Paragraphs 1 and 3 of the Companies Act of Japan.

	2.

The audit contract between the Company and its financial auditor does not itemize remuneration for auditing work based on the Companies Act of Japan, auditing work based on the Financial Instruments and Exchange Act of Japan and auditing work based on the Securities Exchange Act of the United States. Because of this and because it is impractical to itemize these categories of remuneration, the figure shown in “Remuneration for audit certification services” of the Company is a total figure.

	3.

Non-audit services for which the Company pays remuneration to its financial auditor for duties other than those stipulated in Article 2, Paragraph 1 of the Certified Public Accountants Act in the current fiscal year consist of advice and guidance on accounting matters and information disclosure.

	4.	Of the Company’s principal subsidiaries, overseas subsidiaries are audited by financial audit companies other than the financial auditor employed by the Company.

(3) Policy Regarding Dismissal or Non-Re-Employment of Financial Auditor

In the case that the financial auditor is recognized to have committed a serious legal infraction, sharply lowered the quality of its audit services, or otherwise shown grounds for determining it is inappropriate for employment as a financial auditor, the Company’s Audit and Supervisory Committee shall dismiss the financial auditor in accordance with procedures stipulated in the Companies Act, or decide on proposals concerning the dismissal or non re-employment of the financial auditor to be submitted to the general meetings of shareholders.

6. THE COMPANY’S SYSTEMS AND POLICIES

(1) Systems to Ensure the Compliance of the Directors’ Execution of Duties with Laws and Regulations and the Articles of Incorporation and Other Systems to Ensure the Appropriateness of Operations of the Company and the corporate group comprised of the Company and its subsidiaries

The Board of Directors of the Company has determined the Basic Policy on Development of Internal Control Systems as follows.

1.	Systems for ensuring that the execution of duties by Directors and employees complies with laws, ordinances, and the Company’s Articles of Incorporation

The Company will establish a code of conduct to be observed by its management and employees, such as conformity with applicable laws, ordinances, and internal rules and regulations, and it will endeavor to ensure that all management personnel and employees are made aware of and observe this code.

The Company will further develop its internal whistle-blowing systems to facilitate compliance.

The Company will install an officer to coordinate all compliance matters and will further develop its compliance systems.

2.	Systems related to retention and management of information on execution of duties by the Directors

The Company will establish a management policy for information related to the execution of duties by the Directors and appropriately retain and manage such information.

3.	Rules and other systems related to risk management

The Company will further develop systems for relevant boards and councils to make decisions regarding material matters of management after assessing and considering associated risks.

The Company will install an officer to coordinate all matters related to risk management, and it will establish rules on risk management and further develop its risk management systems.

4.	Systems for ensuring that the duties of the Directors are being executed efficiently

The Company will assign Operating Officers or Operating Executives to the headquarters of each region, business and function and to main divisions to facilitate the delegation of authority from Representative Directors and Executive Directors by implementing an Operating Officer and Operating Executive System and will further develop systems that enable prompt and appropriate decision making by clearly defining the scope of authorities delegated to Operating Officers or Operating Executives and the decision-making process.

To conduct management efficiently and effectively, the Company will establish midterm management plans and annual business plans, endeavor to share these plans, and supervise their progress.

5.	Systems for ensuring that the corporate group, comprised of the Company and its subsidiaries, conducts business activities appropriately

In addition to sharing the Company’s code of conduct for its management and employees as well as its basic policy on development of internal control systems with its subsidiaries, the Company will further develop systems for supervising its subsidiaries and endeavor to enhance the corporate governance of the Group.

The Company will further develop systems for reporting material matters of the management of subsidiaries to the Company.

The Company will share the risk management policy established by the Company with its subsidiaries and will further develop the risk management systems of the Group through such methods as establishing rules regarding reports from subsidiaries on material risks.

The Company will further develop the internal whistle-blowing systems of the Group in order to discover at an early stage and respond to issues such as violations of laws or ordinances within the Group.

The Company will enhance the internal auditing systems of the Group.

Note: In the above section, “Group” means the corporate group comprised of the Company and its subsidiaries.

6.

Provision of the Directors and employees who should support duties of the Audit and Supervisory Committee, independence of such Directors and employees from other Directors (excluding the members of the Audit and Supervisory Committee), and ensuring effectiveness of instructions to such Directors and employees

The Company will establish a staff organization directly under the Audit and Supervisory Committee to provide support for the Audit and Supervisory Committee.

7.	Systems for Directors and employees to report to the Audit and Supervisory Committee and other systems related to reporting to the Audit and Supervisory Committee

The Company will further develop systems for the managements and employees of the Company and its subsidiaries to report to the Audit and Supervisory Committee. No one making such a report will receive any disadvantageous treatment for doing so.

8.	Other systems for ensuring the effectiveness of audits by the Audit and Supervisory Committee

In accordance with laws and ordinances, the Company will bear the necessary expenses for the members of the Audit and Supervisory Committee to execute their duties.

The Company will further develop other necessary systems for audits by the Audit and Supervisory Committee to be conducted effectively.

(2) Overview of Operating Status for Systems to Ensure the Compliance of the Directors’ Execution of Duties with Laws and Regulations and the Articles of Incorporation and Other Systems to Ensure the Appropriateness of Operations of the Company and the corporate group comprised of the Company and its subsidiaries

The Overview of Developing and Operating Status of Basic Policy on Development of Internal Control Systems stated above is as follows.

1.	Systems for ensuring that the execution of duties by Directors and employees complies with laws, ordinances, and the Company’s Articles of Incorporation

The Company has established the Honda Code of Conduct to clearly define the Company’s policy on legal compliance and the acts of integrity for its management and employees, and the Company endeavors to ensure that all management personnel and employees are made aware of and follow the Honda Code of Conduct through opportunities such as management training, training upon joining the Company, and level-specific employee training.

The Company has established the Business Ethics Kaizen Proposal Line as a point of contact for internal whistle-blowing. In addition to internal points of contact, the Company has also established an external point of contact in a law firm. These points of contact are operated under rules that include the protection of anyone making use of the Proposal Line.

The Senior Managing Director and Director in Charge of Finance and Administration (Accounting, Finance, Human Resources and Corporate Governance) has been appointed as a Compliance Officer.

The Company has established the Compliance Committee chaired by the Compliance Officer, and the Committee deliberates on material matters related to compliance.

In the fiscal year ended March 31, 2020, the Compliance Committee has held regular meetings and has deliberated on matters such as the status of establishment and operation of internal control systems, the operating status of the Business Ethics Kaizen Proposal Line and measures to improve compliance.

Each department has conducted an inspection of its legal compliance status using a control self-assessment (CSA) method, and the Audit Division has conducted an internal audit of those results.

2.	Systems related to retention and management of information on execution of duties by the Directors

The Company’s policy on information management is prescribed in the Document Management Policy, which also stipulates the management policy for information related to the execution of duties by the Directors.

In accordance with this Policy, minutes are prepared for each Board of Directors meeting and Executive Council meeting and permanently retained by the department in charge.

3.	Rules and other systems related to risk management

The relevant boards and councils such as the Board of Directors, Executive Council, and Regional Operating Boards deliberate upon material matters of management in accordance with each body’s rules of procedure and then make decisions regarding such matters after assessing and considering associated risks.

The Senior Managing Director and Director in Charge of Mono-zukuri (which includes R&D, Production, Purchasing, Quality, Parts, Service, Intellectual Property, Standardization and IT) has been appointed as a Risk Management Officer.

The Company has established the Honda Global Risk Management Policy, which prescribes the Company’s basic policy on risk management (such as business risks and disaster risks) as well as systems for collecting risk information and responding to risks when they arise.

Each department regularly conducts risk assessments in accordance with the Policy.

The Risk Management Officer monitors and supervises the status of responses to material risks, and sets up the Global Emergency Headquarters as necessary. The response by the Company to the spread of COVID-19 is being coordinated via the Global Emergency Headquarters and the Emergency Headquarters in each region. In addition, based upon the experience obtained from this situation, the Company is currently reviewing the risk management system of each department. The Company set up the Global Emergency Headquarters also for the purpose of dealing with the impact on the procurement of semiconductor-related components and implements measures to minimize that impact.

4.	Systems for ensuring that the duties of the Directors are being executed efficiently

For strengthening the business execution of each region and on-site, and prompt and appropriate managerial decisions, Operating Officers or Operating Executives, who are transferred the authority from Representative Directors and Executive Directors, are assigned to the headquarters of each region, business, and function and to main divisions as people responsible for handling business execution in the fields of which they are in charge.

In addition to the Board of Directors, the Executive Council and the Regional Operating Boards have been established as bodies to make decisions on material matters of management, and each body’s rules of procedure clearly define the scope of authorities delegated to Executive Directors, Operating Officers and Operating Executives and the decision-making process. The Company has adopted a “company with the Audit and Supervisory Committee” structure, which enables the Company to strengthen the supervisory function of the Board of Directors and to extend the delegation of authority from the Board of Directors to the Executive Council meetings for further increased speed in decision-making.

The Board of Directors determines the management vision, the company-wide midterm management plans and the annual business plans, which are then shared throughout the Company through Executives including Chief Officers.

The Board of Directors receives reports on the progress of management vision and the company-wide midterm management plans for each fiscal year and on the progress of business plans for each quarter, thereby supervising the execution status thereof.

5.	Systems for ensuring that the corporate group, comprised of the Company and its subsidiaries, conducts business activities appropriately

The Company’s department in charge of internal control endeavors to ensure, both directly and through each regional headquarters, that the Company’s subsidiaries are made aware of the Honda Code of Conduct and the basic policy on development of internal control systems.

Each subsidiary has developed internal control systems appropriate to the laws and ordinances of the country in which it operates and to the business conditions of the subsidiary and regularly reports to the Company regarding the development and operating status of those systems.

People responsible for the supervision of each subsidiary have been appointed from among the Executive Directors, Operating Officers and Operating Executives with jurisdiction over the area related to the business of the relevant subsidiary. These people responsible regularly receive reports regarding business plans and management conditions from the subsidiaries for which they are responsible and supervise those subsidiaries in cooperation with business management departments and other related departments.

The Company requires subsidiaries to obtain prior approval from or make reports to the Company regarding material matters of the management of the subsidiary in accordance with the Company’s rules of procedure, and each subsidiary has developed its own approval rules that include the requirements of the Company.

The Company’s subsidiaries have developed risk management systems appropriate to their sizes and business conditions based on the Honda Global Risk Management Policy and report to the Company on material risks. The Company’s department in charge of risk management also verifies the development and operating status of the risk management systems of the subsidiaries.

The Business Ethics Kaizen Proposal Line of the Company accepts whistle-blowing reports from management, employees and affiliates of the Company and its subsidiaries, in addition to which each regional headquarters and other major subsidiary has established its own internal whistle-blowing point of contact.

The Audit Division, which directly reports to the president, conducts internal auditing of each department of the Company, provides supervision and guidance to internal audit departments in major subsidiaries, and conducts audits of subsidiaries directly when necessary.

6.

Provision of the Directors and employees who should support duties of the Audit and Supervisory Committee, independence of such Directors and employees from other Directors (excluding the members of the Audit and Supervisory Committee), and ensuring effectiveness of instructions to such Directors and employees

The Company has established the Audit and Supervisory Committee’s Division and appointed full-time staff members. The Division is independent from the chain of command of the Directors (excluding the members of the Audit and Supervisory Committee) of the Company, directly under the Audit and Supervisory Committee. The Audit and Supervisory Committee’s Division takes orders directly from and supports the Audit and Supervisory Committee so that its duties are executed efficiently.

7.	Systems for Directors and employees to report to the Audit and Supervisory Committee and other systems related to reporting to the Audit and Supervisory Committee

The Company has established its Standards for the Audit and Supervisory Committee Reports as a set of standards for reports to the Audit and Supervisory Committee, and the relevant departments of the Company regularly report to the Audit and Supervisory Committee regarding the business conditions and the development and operation status of internal control systems, such as those for compliance and risk management, of the Company and its subsidiaries. Additionally, if there are any matters that may significantly affect the Company, those are reported as well.

No one who has made a report to the Audit and Supervisory Committee is treated disadvantageously for having done so.

8.	Other systems for ensuring the effectiveness of audits by the Audit and Supervisory Committee

In order for the Company to bear the necessary expenses for the members of the Audit and Supervisory Committee to execute their duties, the Company secures the necessary budget every business year based on proposals from the Audit and Supervisory Committee.

The Audit and Supervisory Committee works closely with the Audit Division, which serves as the Company’s internal audit department, to conduct business audits of the Company and its subsidiaries. Additionally, two full-time members of the Audit and Supervisory Committee are appointed, and they attend Executive Council meetings and other important meetings as necessary.

(3) POLICY REGARDING DECISIONS FOR DISTRIBUTION OF DIVIDENDS, ETC.

The Company strives to carry out its operations worldwide from a global perspective and to increase its corporate value. With respect to the redistribution of profits to its shareholders, which we consider to be one of the most important management issues, the distribution of dividends is determined after taking into account retained earnings for future growth and consolidated earnings performance, among other factors, from a long-term perspective. Dividends will be paid with a target of approximately 30% for the ratio of the dividend amount to consolidated profit for the year attributable to owners of the parent (payout ratio).

The Company’s basic policy on the distribution of dividends is to pay a dividend four times a year. The decision-making body for dividends is the Board of Directors.

The Company will also acquire its own shares at a timing it deems optimal with the goal of improving efficiency of the Company’s capital structure and implementing a flexible capital policy.

The Company will allocate retained earnings toward financing R&D activities that are essential for its future growth, capital expenditures and investment programs that will expand its operations, and maintaining sound financial conditions.

Total cash dividends for the year ended March 31, 2021 were JPY 110 per share. Quarterly cash dividends were first quarter cash dividends of JPY 11, second quarter cash dividends of JPY 19, third quarter cash dividends of JPY 26, and year-end cash dividends of JPY 54.

Consolidated Financial Statements

Consolidated Statements of Financial Position

	Yen (millions)
As of March 31, 2020 and 2021	2020 (reference)	2021
ASSETS
Current assets:
Cash and cash equivalents	2,672,353	2,758,020
Trade receivables	633,909	801,814
Receivables from financial services	1,878,358	1,794,654
Other financial assets	190,053	295,307
Inventories	1,560,568	1,545,600
Other current assets	365,769	383,696

Total current assets	7,301,010	7,579,091

Non-current assets:
Investments accounted for using the equity method	655,475	891,002
Receivables from financial services	3,282,807	3,619,896
Other financial assets	441,724	628,533
Equipment on operating leases	4,626,063	4,919,916
Property, plant and equipment	3,051,704	3,021,514
Intangible assets	760,434	818,763
Deferred tax assets	132,553	99,552
Other non-current assets	209,695	342,763

Total non-current assets	13,160,455	14,341,939

Total assets	20,461,465	21,921,030

LIABILITIES AND EQUITY
Current liabilities:
Trade payables	958,469	1,088,061
Financing liabilities	3,248,457	3,005,624
Accrued expenses	449,716	415,106
Other financial liabilities	209,065	182,145
Income taxes payable	43,759	47,793
Provisions	287,175	362,151
Other current liabilities	593,447	614,577

Total current liabilities	5,790,088	5,715,457

Non-current liabilities:
Financing liabilities	4,221,229	4,715,361
Other financial liabilities	303,570	280,809
Retirement benefit liabilities	578,909	358,532
Provisions	238,439	278,890
Deferred tax liabilities	698,868	842,001
Other non-current liabilities	344,339	357,141

Total non-current liabilities	6,385,354	6,832,734

Total liabilities	12,175,442	12,548,191

Equity:
Common stock	86,067	86,067
Capital surplus	171,823	172,049
Treasury stock	(273,940)	(273,786)
Retained earnings	8,142,948	8,901,266
Other components of equity	(114,639)	196,710

Equity attributable to owners of the parent	8,012,259	9,082,306
Non-controlling interests	273,764	290,533

Total equity	8,286,023	9,372,839

Total liabilities and equity	20,461,465	21,921,030

Consolidated Statements of Income

	Yen (millions)
Years ended March 31, 2020 and 2021	2020 (reference)	2021
Sales revenue	14,931,009	13,170,519

Operating costs and expenses:
Cost of sales	(11,851,659)	(10,439,689)
Selling, general and administrative	(1,641,590)	(1,331,728)
Research and development	(804,123)	(738,894)

Total operating costs and expenses	(14,297,372)	(12,510,311)

Operating profit	633,637	660,208

Share of profit of investments accounted for using the equity method	164,203	272,734

Finance income and finance costs:
Interest income	49,412	19,805
Interest expense	(24,689)	(13,877)
Other, net	(32,645)	(24,817)

Total finance income and finance costs	(7,922)	(18,889)

Profit before income taxes	789,918	914,053
Income tax expense	(279,986)	(218,609)

Profit for the year	509,932	695,444

Profit for the year attributable to:
Owners of the parent	455,746	657,425
Non-controlling interests	54,186	38,019

	Yen
Earnings per share attributable to owners of the parent
Basic and diluted	260.13	380.75

Consolidated Statements of Comprehensive Income (reference)

	Yen (millions)
Years ended March 31, 2020 and 2021	2020	2021
Profit for the year	509,932	695,444

Other comprehensive income, net of tax:
Items that will not be reclassified to profit or loss
Remeasurements of defined benefit plans	(102,983)	238,262
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	(23,361)	67,603
Share of other comprehensive income of investments accounted for using the equity method	(1,550)	4,910
Items that may be reclassified subsequently to profit or loss
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	279	(43)
Exchange differences on translating foreign operations	(293,201)	239,097
Share of other comprehensive income of investments accounted for using the equity method	(30,393)	27,350

Total other comprehensive income, net of tax	(451,209)	577,179

Comprehensive income for the year	58,723	1,272,623

Comprehensive income for the year attributable to:
Owners of the parent	24,287	1,214,757
Non-controlling interests	34,436	57,866

Consolidated Statements of Changes in Equity

Years ended March 31, 2020 (reference) and 2021

	Yen (millions)
	Equity attributable to owners of the parent						Non-controlling interests	Total equity
	Common stock	Capital surplus	Treasury stock	Retained earnings	Other components of equity	Total
Balance as of April 1, 2019	86,067	171,460	(177,827)	7,973,637	214,383	8,267,720	298,070	8,565,790

Comprehensive income for the year
Profit for the year				455,746		455,746	54,186	509,932
Other comprehensive income, net of tax					(431,459)	(431,459)	(19,750)	(451,209)

Total comprehensive income for the year				455,746	(431,459)	24,287	34,436	58,723
Reclassification to retained earnings				(102,437)	102,437	—		—
Transactions with owners and other
Dividends paid				(196,795)		(196,795)	(55,693)	(252,488)
Purchases of treasury stock			(96,284)			(96,284)		(96,284)
Disposal of treasury stock			171			171		171
Share-based payment transactions		363				363		363
Equity transactions and others							(3,049)	(3,049)

Total transactions with owners and other		363	(96,113)	(196,795)		(292,545)	(58,742)	(351,287)

Other changes				12,797		12,797		12,797

Balance as of March 31, 2020	86,067	171,823	(273,940)	8,142,948	(114,639)	8,012,259	273,764	8,286,023

Comprehensive income for the year
Profit for the year				657,425		657,425	38,019	695,444
Other comprehensive income, net of tax					557,332	557,332	19,847	577,179

Total comprehensive income for the year				657,425	557,332	1,214,757	57,866	1,272,623
Reclassification to retained earnings				245,983	(245,983)	—		—
Transactions with owners and other
Dividends paid				(145,090)		(145,090)	(43,348)	(188,438)
Purchases of treasury stock			(6)			(6)		(6)
Disposal of treasury stock			160			160		160
Share-based payment transactions		226				226		226
Equity transactions and others							2,251	2,251

Total transactions with owners and other		226	154	(145,090)		(144,710)	(41,097)	(185,807)

Balance as of March 31, 2021	86,067	172,049	(273,786)	8,901,266	196,710	9,082,306	290,533	9,372,839

Consolidated Statements of Cash Flows (reference)

	Yen (millions)
Years ended March 31, 2020 and 2021	2020	2021
Cash flows from operating activities:
Profit before income taxes	789,918	914,053
Depreciation, amortization and impairment losses excluding equipment on operating leases	699,877	624,239
Share of profit of investments accounted for using the equity method	(164,203)	(272,734)
Finance income and finance costs, net	(47,892)	22,630
Interest income and interest costs from financial services, net	(130,636)	(137,178)
Changes in assets and liabilities
Trade receivables	132,702	(133,788)
Inventories	(59,931)	68,281
Trade payables	(141,159)	101,301
Accrued expenses	(4,529)	(40,927)
Provisions and retirement benefit liabilities	118	106,829
Receivables from financial services	103,614	(59,934)
Equipment on operating leases	(270,677)	(161,579)
Other assets and liabilities	(20,524)	(72,473)
Other, net	10,959	5,190
Dividends received	185,742	191,112
Interest received	288,821	236,729
Interest paid	(162,263)	(113,100)
Income taxes paid, net of refunds	(230,522)	(206,272)

Net cash provided by (used in) operating activities	979,415	1,072,379

Cash flows from investing activities:
Payments for additions to property, plant and equipment	(370,195)	(318,410)
Payments for additions to and internally developed intangible assets	(231,063)	(232,727)
Proceeds from sales of property, plant and equipment and intangible assets	17,638	6,770
Payments for acquisitions of subsidiaries, net of cash and cash equivalents acquired	(3,047)	2,230
Payments for acquisitions of investments accounted for using the equity method	(14,584)	(110,747)
Proceeds from sales of investments accounted for using the equity method	—	12,570
Payments for acquisitions of other financial assets	(282,806)	(433,375)
Proceeds from sales and redemptions of other financial assets	265,980	276,808
Other, net	(1,404)	—

Net cash provided by (used in) investing activities	(619,481)	(796,881)

Cash flows from financing activities:
Proceeds from short-term financing liabilities	9,037,608	9,115,347
Repayments of short-term financing liabilities	(9,039,601)	(9,294,859)
Proceeds from long-term financing liabilities	2,021,173	1,948,835
Repayments of long-term financing liabilities	(1,676,504)	(1,798,429)
Dividends paid to owners of the parent	(196,795)	(145,090)
Dividends paid to non-controlling interests	(54,280)	(41,755)
Purchases and sales of treasury stock, net	(96,113)	154
Repayments of lease liabilities	(78,659)	(67,628)
Other, net	(4,240)	(555)

Net cash provided by (used in) financing activities	(87,411)	(283,980)

Effect of exchange rate changes on cash and cash equivalents	(94,291)	94,149

Net change in cash and cash equivalents	178,232	85,667

Cash and cash equivalents at beginning of year	2,494,121	2,672,353

Cash and cash equivalents at end of year	2,672,353	2,758,020

The Notes to the Consolidated Statutory Report

Significant Accounting Policies:

1.	Consolidated subsidiaries

Number of consolidated subsidiaries (including structured entities): 348

Corporate names of principal consolidated subsidiaries:

American Honda Motor Co., Inc., Honda of America Mfg., Inc., Honda Canada Inc.,

Honda R&D Co., Ltd., American Honda Finance Corporation

2.	Affiliates and joint ventures accounted for using the equity method

Number of affiliates and joint ventures: 67

Corporate names of major affiliates and joint ventures:

Dongfeng Honda Automobile Co., Ltd., GAC Honda Automobile Co., Ltd., Dongfeng Honda Engine Co., Ltd.

3.	Changes of consolidated subsidiaries, affiliates and joint ventures

Consolidated subsidiaries (including structured entities):

Newly formed consolidated subsidiaries: 9

Reduced through reorganization: 18

Affiliates and joint ventures:

Newly formed affiliates and joint ventures: 1

Reduced through reorganization: 7

4.	Accounting standards of consolidated financial statements

The Company prepares its consolidated financial statements in conformity with International Financial Reporting Standards (“IFRS”) in accordance with Article 120-1 of the Ordinance of Companies Accounting. The Company omits some disclosure items and notes in accordance with the second sentence of Article 120-1 of the Ordinance of Companies Accounting.

5.	Basis and method of valuation for financial assets

(1)	Non-derivative financial assets

(Financial assets measured at amortized cost)

A financial asset is classified into financial assets measured at amortized cost when the asset is held within a business model whose objective is to hold the asset in order to collect the contractual cash flows, and the contractual term of the financial asset gives rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. Financial assets measured at amortized cost are initially measured at their fair value, and are subsequently measured at amortized cost using the effective interest method.

(Financial assets measured at fair value through other comprehensive income)

A financial asset in debt securities is classified into financial assets measured at fair value through other comprehensive income when the asset is held within a business model whose objectives are to hold the asset in order to collect the contractual cash flows as well as to sell the asset, and the contractual term of the financial asset gives rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. Debt securities classified as financial assets measured at fair value through other comprehensive income are initially measured at their fair value, and subsequent changes in fair value of the investment, except for impairment gains or losses and foreign exchange gains or losses, are presented in other comprehensive income.

In addition, Honda elects to designate investments in equity securities, such as shares held for maintaining and strengthening trade relationships, as financial assets measured at fair value through other comprehensive income. Equity securities designated as financial assets measured at fair value through other comprehensive income are initially measured at their fair value, and subsequent changes in fair value of the investment are presented in other comprehensive income.

(Financial assets measured at fair value through profit or loss)

Financial assets measured at fair value that are not classified or designated as financial assets measured at fair value through other comprehensive income are classified into financial assets measured at fair value through profit or loss. Financial assets measured at fair value through profit or loss are initially measured at their fair value, and subsequent changes in fair value are recognized in profit or loss.

(2)	Derivatives

Derivatives are initially recognized as assets and measured at fair value, when Honda becomes a party to the contractual provision of the derivatives. Subsequent changes in fair value of derivatives are recognized in profit or loss in the period of the changes.

6.	Basis and method of valuation for inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories includes purchase costs and conversion costs, and it is determined principally by using the first-in first-out method.

7.	Basis and method of valuation and depreciation method for equipment on operating leases

Equipment on operating leases is initially measured at cost. Depreciation of equipment on operating leases is calculated using the straight-line method over the lease term. The depreciable amount is the cost of the equipment less its residual value.

8.	Basis and method of valuation and depreciation method for property, plant and equipment

Property, plant and equipment is initially measured at cost. Depreciation of property, plant and equipment, except for land that is not subject to depreciation, is calculated using the straight-line method over the estimated useful life. The depreciable amount is the cost of the asset less the respective estimated residual values. Right-of-use assets from lease transactions are initially measured at cost and depreciated by the straight-line method from the lease commencement date to the end of the useful life of right-of-use assets or the end of the lease period, whichever is earlier.

9.	Basis and method of valuation and amortization method for intangible assets

(Research and development)

Capitalized development cost is measured at the sum of expenditures for development incurred between when the foregoing conditions for capitalization are initially met and when the development is completed, and includes all directly attributable costs to the development process. Capitalized development cost is amortized using the straight-line method over the expected product life cycle of the developed product.

Expenditures on research and other development expenditures which do not meet the foregoing conditions are expensed as incurred.

(Other intangible assets)

Other intangible assets are initially measured at cost and principally amortized using the straight-line method over their estimated useful lives.

10.	Impairment

(1)	Financial assets measured at amortized cost

(Receivables from financial services – Allowance for credit losses)

The allowance for credit losses is management’s estimate of expected credit loss (ECL) on receivables from financial services.

The allowance for credit losses on financial assets which have experienced a significant increase in credit risk since initial recognition is measured at amounts equal to lifetime ECL. The allowance for credit losses on financial assets which have not experienced a significant increase in credit risk is measured at amounts equal to 12-month ECL. Lifetime ECL represents ECL that results from all possible default events over the expected life of a financial asset. 12-month ECL is the portion of lifetime ECL that results from default events that are possible within 12 months after the reporting date. ECL is a probability-weighted estimate of the difference between the contractual cash flows and the cash flows that the entity expects to receive, discounted at the original effective interest rates.

When determining whether credit risk has increased significantly, the finance subsidiaries assess financial assets either individually based primarily on delinquencies or collectively for groups of financial assets with shared risk characteristics such as the period of initial recognition, collateral type, original term and credit score considering relative changes in expected default rates since initial recognition.

(2)	Equipment on operating leases, property, plant and equipment and intangible assets

At the end of the reporting period, the carrying amount of equipment on operating leases, property, plant and equipment, and intangible assets are assessed to determine whether or not there is any indication of impairment. If there is such an indication, the recoverable amount of such asset is estimated and compared with the carrying amount of the asset as a test of impairment.

11.	Provisions for product warranties

Honda recognizes provisions for product warranties to cover future product warranty expenses. Honda recognizes costs for general warranties on products Honda sells and for specific warranty programs, including product recalls. Honda provides for general estimated warranty costs at the time products are sold to customers. Honda also provides for specific estimated warranty program costs when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

12.	Post-employment benefits

For defined benefit plans, the present value of defined benefit obligations less the fair value of plan assets is recognized as either a liability or an asset in the consolidated statements of financial position.

The present value of defined benefit obligations and service costs are principally determined for each plan using the projected unit credit method. The discount rate is determined by reference to market yields at the end of the reporting period on high quality corporate bonds that is consistent with the currency and estimated term of the post-employment benefit obligation. Net interest on the net defined benefit liability (asset) for the reporting period is determined by multiplying the net defined benefit liability (asset) by the discount rate.

Past service cost defined as the change in the present value of the defined benefit obligation resulting from a plan amendment or curtailment is recognized in profit or loss upon occurrence of the plan amendment or curtailment.

Honda recognizes the difference arising from remeasurement of present value of the defined benefit obligation and the fair value of the plan asset in other comprehensive income when it is incurred, and reclassifies it immediately to retained earnings.

Accounting Estimates:

The preparation of consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies, the reported amount of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

These estimates and underlying assumptions are reviewed on a continuous basis. Changes in these accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about accounting estimates and assumptions that have significant effects on the amounts reported in the consolidated financial statements is as follows

1.	Valuation of financial assets measured at amortized cost and debt securities classified into financial assets measured at fair value through other comprehensive income: Yen (millions)

Mar. 31, 2021
Financial assets measured at amortized cost
Trade receivables	801,814
Receivables from financial services	5,414,550
Other financial assets	392,200
Debt securities classified into financial assets measured at fair value through other comprehensive income
Other financial assets	10,134

2.	Fair value of financial instruments (Note on Financial Instruments)

3.	Net realizable value of inventories: Yen (millions)

Mar. 31, 2021
Inventories	1,545,600

4.	Recoverable amount of non-financial assets: Yen (millions)

Mar. 31, 2021
Equipment on operating leases	4,919,916
Property, plant and equipment	3,021,514
Intangible assets	818,763

5.	Measurement of provisions: Yen (millions)

Mar. 31, 2021
Provisions	641,041

6.	Measurement of net defined benefit liabilities (assets): Yen (millions)

Mar. 31, 2021
Retirement benefit assets	168,488
Retirement benefit liabilities	358,532

Retirement benefit assets is included in other non-current assets in the consolidated statements of financial position.

7.	Recoverability of deferred tax assets: Yen (millions)

Mar. 31, 2021
Deferred tax assets	99,552
Deferred tax liabilities	842,001

8.	Likelihood and magnitude of outflows of resources embodying economic benefits required to settle contingent liabilities

(1)	Claims and Lawsuits

Honda is subject to potential liability under various lawsuits and claims. Honda recognizes a provision for loss contingencies when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Honda reviews these pending lawsuits and claims periodically and adjusts the amounts recognized for these contingent liabilities, if necessary, by considering the nature of lawsuits and claims, the progress of the case and the opinions of legal counsel.

With respect to product liability, personal injury claims or lawsuits, Honda believes that any judgment that may be recovered by any plaintiff for general and special damages and court costs will be adequately covered by Honda’s insurance and provision. Punitive damages are claimed in certain of these lawsuits.

After consultation with legal counsel, and taking into account all known factors pertaining to existing lawsuits and claims, Honda believes that the ultimate outcome of such lawsuits and pending claims should not result in liability to Honda that would be likely to have an adverse material effect on its consolidated financial position or results of operations.

(2)	Loss related to airbag inflators

Honda has been conducting market-based measures in relation to airbag inflators. Honda recognizes a provision for specific warranty costs when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. There is a possibility that Honda will need to recognize additional provisions when new evidence related to the product recalls arises. However, it is not possible for Honda to reasonably estimate the amount and timing of potential future losses as of the date of this report.

Notes to Consolidated Statements of Financial Position:

1. The allowance for assets are as follows: Yen (millions)

	Mar. 31, 2020	Mar. 31, 2021
The allowance for doubtful trade receivables	11,302	10,521
The allowance for credit losses for receivables from financial services	63,468	37,366
The allowance for doubtful other financial assets	3,364	3,358

2. Net book value of pledged assets and secured liabilities are as follows: Yen (millions)
	Mar. 31, 2020	Mar. 31, 2021
Pledged assets:
Trade receivables	22,093	19,789
Receivables from financial services	1,140,583	1,086,786
Inventories	17,956	—
Equipment on operating leases	81,501	122,320
Property, plant and equipment	1,478	2,138
Secured liabilities:
Financing liabilities (Current liabilities)	604,195	598,382
Financing liabilities (Non-current liabilities)	551,403	495,207

3. The accumulated depreciation and impairment losses for assets are as follows: Yen (millions)
	Mar. 31, 2020	Mar. 31, 2021
Equipment on operating leases	1,277,511	1,382,793
Property, plant and equipment	5,696,263	6,070,430

4. Honda has entered into various guarantee agreements which are primarily for employee bank loans to cover their housing costs as follows: Yen (millions)
	Mar. 31, 2020	Mar. 31, 2021
Bank loans of employees for their housing costs	10,100	8,343

If an employee defaults on his/her loan payments, Honda is required to perform under the guarantee. The undiscounted maximum amount of Honda’s obligation to make future payments in the event of defaults is shown above. As of March 31, 2021, no amount has been accrued for any estimated losses under these obligations, as it is probable that the employees will be able to make all scheduled payments.

Notes to Consolidated Statements of Changes in Equity:

	Mar. 31, 2020	Mar. 31, 2021
1. The number of shares outstanding	1,811,428,430	1,811,428,430

	Mar. 31, 2020	Mar. 31, 2021
2. The number of treasury shares	84,818,644	84,773,162

3.

The total amount of dividends for the fiscal year ended March 31, 2021 was JPY 145,090 million. The Company distributes year-end cash dividends of JPY 93,272 million to the shareholders of record as of March 31, 2021.

Note on Financial Instruments:

Current Status of Financial Instruments

1.	Risk Management

Honda has manufacturing operations throughout the world and sells products and components to various countries. In the course of these activities, Honda holds trade receivables arising from business activities, receivables from financial services, trade payables, and financing liabilities, and is thus exposed to market risk, credit risk, and liquidity risk associated with the holding of such financial instruments.

These risks are evaluated by Honda through periodic monitoring.

2.	Market Risk

Honda is exposed to the risk that the fair value or future cash flows of a financial instrument fluctuates because of changes in foreign currency exchange rates and interest rates.

Honda uses derivatives that consist mainly of foreign currency forward exchange contracts, foreign currency option contracts, currency swap agreements, and interest rate swap agreements to reduce primarily the risk that future cash flows of a financial instrument fluctuates because of changes in foreign currency exchange rates and interest rates.

Derivatives are used within the scope of actual demand in accordance with risk management policies. In addition, Honda does not hold any derivatives for trading purposes.

3.	Credit Risk

Honda is exposed to the risk that one party to a financial instrument causes a financial loss for the other party by failing to discharge an obligation. Honda reduces the risk of financial assets other than derivatives in accordance with credit administration rules. Honda reduces the risk of derivatives by limiting the counterparties to major international banks and financial institutions that meet internally established credit guidelines.

4.	Liquidity Risk

Honda raises funds by commercial paper, bank loans, medium-term notes, corporate bonds, securitization of finance receivables and equipment on operating leases. Honda is exposed to liquidity risk that Honda would not be able to repay liabilities on the due date due to the deterioration of the financing environment.

Exposure to liquidity risk is managed by maintaining sufficient capital resources, a sufficient level of liquidity, and a sound balance sheet.

Fair Value of Financial Instruments

The carrying amounts and fair value of financial instruments as of March 31, 2021 are as follows: Yen (millions)

	Carrying Amount	Fair Value
Assets
Receivables from financial services	5,414,550	5,488,065
Debt securities	251,759	251,759
Equity securities	344,205	344,205
Derivatives	108,978	108,978
Liabilities
Financing liabilities	7,720,985	7,809,379
Derivatives	82,256	82,256

Measurement methods and assumptions used to measure the fair values of financial instruments are as follows:

1.	Cash and cash equivalents, trade receivables and trade payables

The fair values approximate their carrying amounts due to their short-term maturities.

2.	Receivables from financial services

The fair value of receivables from financial services is measured primarily by discounting future cash flows using the current interest rates applicable for these receivables of similar remaining maturities.

3.	Debt securities

Debt securities consist mainly of mutual funds, corporate bonds, local bonds, and auction rate securities. The fair value of mutual funds with an active market is measured by using quoted market prices. The fair values of corporate bonds and local bonds are measured based on proprietary pricing models provided by specialists and/or market makers, and the models obtain a wide array of market observable inputs such as credit ratings and discount rates. To measure fair value of auction rate securities, Honda uses a third-party developed valuation model which obtains a wide array of market observable inputs, as well as unobservable inputs including probability of passing or failing auction at each auction.

4.	Equity securities

The fair value of equity securities with an active market is measured by using quoted market prices. The fair value of equity securities with no active market is measured mainly by using the comparable company valuation method and other appropriate valuation methods. Where cost represents the best estimate of fair value of equity securities with no active market, such cost is treated as fair value.

5.	Derivatives

Derivatives consist mainly of foreign currency forward exchange contracts, foreign currency option contracts, currency swap agreements, and interest rate swap agreements. The fair values of foreign currency forward exchange contracts and foreign currency option contracts are measured by using market observable inputs such as spot exchange rates, discount rates, and implied volatility. The fair values of currency swap agreements and interest rate swap agreements are measured by discounting future cash flows using market observable inputs such as LIBOR rates, swap rates, and foreign exchange rates. The credit risk of the counterparties is considered in the valuation of derivatives.

6.	Financing liabilities

The fair value of financing liabilities is measured by discounting future cash flows using interest rates currently available for liabilities of similar terms and remaining maturities.

Notes to Information about Per Common Share:

Equity per share attributable to owners of the parent and basic earnings per share attributable to owners of the parent are as follows: Yen

	Mar. 31, 2020	Mar. 31, 2021
Equity per share attributable to owners of the parent	4,640.46	5,260.06
Basic earnings per share attributable to owners of the parent	260.13	380.75

Equity per share attributable to owners of the parent has been computed by dividing equity attributable to owners of the parent by the number of shares outstanding at the end of the period. The numbers of shares outstanding at the end of the years ended March 31, 2020 and 2021 were 1,726,609,786 and 1,726,655,268, respectively.

Basic earnings per share attributable to owners of the parent has been computed by dividing earnings attributable to owners of the parent by the weighted average number of shares outstanding during the period. The weighted average numbers of shares outstanding for the years ended March 31, 2020 and 2021 were 1,752,006,211 and 1,726,638,088, respectively. There were no significant potentially dilutive common shares outstanding for the years ended March 31, 2020 or 2021.

Regarding the Notes for the Previous Fiscal Year

The notes for the previous fiscal year are contained as additional information for reference.

Segment Information (reference)

(a) Segment information based on products and services

As of and for the year ended March 31, 2020

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Life Creation & Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	2,059,335	9,959,080	2,586,965	325,629	14,931,009	—	14,931,009
Intersegment	—	235,558	13,972	25,025	274,555	(274,555)	—
Total	2,059,335	10,194,638	2,600,937	350,654	15,205,564	(274,555)	14,931,009

Segment profit (loss)	285,668	153,323	219,704	(25,058)	633,637	—	633,637

Segment assets	1,483,888	7,821,499	10,282,136	354,472	19,941,995	519,470	20,461,465
Depreciation and amortization	67,512	555,153	823,996	14,742	1,461,403	—	1,461,403
Capital expenditures	93,871	498,260	2,248,597	17,611	2,858,339	—	2,858,339
As of and for the year ended March 31, 2021
	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Life Creation & Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	1,787,283	8,567,205	2,494,294	321,737	13,170,519	—	13,170,519
Intersegment	—	212,144	12,494	20,107	244,745	(244,745)	—
Total	1,787,283	8,779,349	2,506,788	341,844	13,415,264	(244,745)	13,170,519

Segment profit (loss)	224,608	90,255	356,980	(11,635)	660,208	—	660,208

Segment assets	1,555,057	8,643,109	10,832,645	374,169	21,404,980	516,050	21,921,030
Depreciation and amortization	68,258	515,241	825,975	15,644	1,425,118	—	1,425,118
Capital expenditures	48,800	500,431	2,006,264	11,609	2,567,104	—	2,567,104

Notes:

1.	Intersegment sales revenues are generally made at values that approximate arm’s-length prices.

2.

Reconciling items include elimination of intersegment transactions and balances as well as unallocated corporate assets. Unallocated corporate assets, included in reconciling items amounted to JPY 787,022 million and JPY 696,327 million for the year ended March 31, 2020 and 20201, respectively, which consist primarily of the Company’s cash and cash equivalents and financial assets measured at fair value through other comprehensive income.

(b) Supplemental geographical information based on the location of the Company and its subsidiaries

As of and for the year ended March 31, 2020

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	2,307,523	8,167,345	561,856	3,207,470	686,815	14,931,009	—	14,931,009
Inter-geographic areas	2,115,411	389,474	210,713	652,231	6,825	3,374,654	(3,374,654)	—
Total	4,422,934	8,556,819	772,569	3,859,701	693,640	18,305,663	(3,374,654)	14,931,009

Operating profit (loss)	(28,162)	305,315	14,996	319,565	37,289	649,003	(15,366)	633,637

Assets	4,889,920	11,375,801	689,158	2,851,027	518,445	20,324,351	137,114	20,461,465
Non-current assets other than financial instruments, deferred tax assets and net defined benefit assets	3,003,416	4,755,072	58,735	658,397	109,046	8,584,666	—	8,584,666
As of and for the year ended March 31, 2021
	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	2,190,797	7,081,264	503,549	2,966,814	428,095	13,170,519	—	13,170,519
Inter-geographic areas	1,677,038	399,573	178,300	491,965	6,400	2,753,276	(2,753,276)	—
Total	3,867,835	7,480,837	681,849	3,458,779	434,495	15,923,795	(2,753,276)	13,170,519

Operating profit (loss)	(75,935)	455,888	27,460	251,886	(5,034)	654,265	5,943	660,208

Assets	5,295,475	12,209,455	677,066	3,267,417	482,918	21,932,331	(11,301)	21,921,030
Non-current assets other than financial instruments, deferred tax assets and net defined benefit assets	3,050,270	5,039,085	60,790	666,795	117,528	8,934,468	—	8,934,468

Notes:

1.	Major countries or regions in each geographic area:

North America	United States, Canada, Mexico
Europe	United Kingdom, Germany, Belgium, Italy, France
Asia	Thailand, Indonesia, China, India, Vietnam
Other Regions	Brazil, Australia

2.	Sales revenues between geographic areas are generally made at values that approximate arm’s-length prices.

3.

Reconciling items include elimination of intersegment transactions and balances as well as unallocated corporate assets. Unallocated corporate assets, included in reconciling items amounted to JPY 787,022 million and JPY 696,327 million for the year ended March 31, 2020 and 2021, respectively, which consist primarily of the Company’s cash and cash equivalents and financial assets measured at fair value through other comprehensive income.

Independent Auditor’s Report

To the Board of Directors of

Honda Motor Co., Ltd.:

Opinion

We have audited the consolidated financial statements, which comprise the consolidated statement of financial position, the consolidated statement of income, the consolidated statement of changes in equity and the related notes of Honda Motor Co., Ltd. (“the Company”) and its consolidated subsidiaries (collectively referred to as “the Group”), as at March 31, 2021 and for the year from April 1, 2020 to March 31, 2021 in accordance with Article 444-4 of the Companies Act.

In our opinion, the consolidated financial statements referred to above, which were prepared in accordance with the second sentence of Article 120-1 of the Ordinance of Companies Accounting that prescribes some omissions of disclosure items required under International Financial Reporting Standards, present fairly, in all material respects, the consolidated financial position and the results of operations of the Group for the period, for which the consolidated financial statements were prepared.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in Japan. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Japan, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Responsibilities of Management and the Audit and Supervisory Committee for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with the second sentence of Article 120-1 of the Ordinance of Companies Accounting that prescribes some omissions of disclosure items required under International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern in accordance with the second sentence of Article 120-1 of the Ordinance of Companies Accounting that prescribes some omissions of disclosure items required under International Financial Reporting Standards.

The audit and supervisory committee is responsible for overseeing the directors’ performance of their duties with regard to the design, implementation and maintenance of the Group’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of our audit in accordance with auditing standards generally accepted in Japan, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, while the objective of the audit is not to express an opinion on the effectiveness of the Group’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•

Evaluate whether the presentation and disclosures in the consolidated financial statements are in accordance with the second sentence of Article 120-1 of the Ordinance of Companies Accounting that prescribes some omissions of disclosure items required under International Financial Reporting Standards, the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with the audit and supervisory committee regarding, among other matters, the planned scope and timing of the audit, significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the audit and supervisory committee with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

Interest required to be disclosed by the Certified Public Accountants Act of Japan

Our firm and its designated engagement partners do not have any interest in the Company and its subsidiaries which are required to be disclosed pursuant to the provisions of the Certified Public Accountants Act of Japan.

Notes to the Readers of Independent Auditor’s Report:

The Independent Auditor’s Report herein is the English translation of the Independent Auditor’s Report as required by the Companies Act for the conveniences of the readers.

Masahiko Chino (Seal)

Designated Engagement Partner

Certified Public Accountant

Isao Kamizuka (Seal)

Designated Engagement Partner

Certified Public Accountant

Takeshi Kamada (Seal)

Designated Engagement Partner

Certified Public Accountant

KPMG AZSA LLC

Tokyo Office, Japan

May 17, 2021

Audit Report of the Audit and Supervisory Committee

Mr. Toshihiro Mibe

President and Representative Director of

Honda Motor Co., Ltd.

Audit Report

The Audit and Supervisory Committee audited the performance of duties by the Directors for the 97th fiscal year from April 1, 2020 to March 31, 2021, and hereby reports on the methods and results of the audit as follows.

1. Auditing Methods and Details of Such Methods

With respect to the resolutions of the meetings of the Board of Directors on matters set forth in Article 399-13, Paragraph 1, Item 1 (b) and (c) of the Company Law and the systems established based on such resolutions (Internal Control System), the Audit and Supervisory Committee received periodic reports from the Directors and other employees, etc. regarding its establishment and operation status, sought explanations as necessary and expressed opinions, and conducted audits using the following methods, while also utilizing remote means including a video conferencing system.

(1)

Audit and Supervisory Committee Members, in accordance with the auditing standards of the Audit and Supervisory Committee, following the auditing policies, assignment of duties and other relevant matters, coordinated with the internal audit divisions, etc. participated in important meetings, received reports from Directors and other employees, etc. on the performance of their duties, sought explanations as necessary, examined important documents on business decisions, etc., and surveyed the status of operations and assets concerning the head office and principle business offices. With respect to subsidiaries, the Audit and Supervisory Committee communicated and exchanged information with Directors and Corporate Auditors of subsidiaries, and received business reports from subsidiaries as necessary.

(2)

Monitored and verified whether the Accounting Auditor maintained its independence and implemented appropriate audits, and received reports from the Accounting Auditor regarding the performance of its duties and sought explanations as necessary. In addition, the Audit and Supervisory Committee received notice from the Accounting Auditor that “System for ensuring that duties are performed properly” (matters set forth in each item of Article 131 of the Company Accounting Regulations) is established in accordance with the “Quality Control Standards Regarding Audits” (Business Accounting Council, October 28, 2005), etc., and sought explanations as necessary.

Based on the above methods, Audit and Supervisory Committee Members examined the business report and the supplementary schedules thereto, unconsolidated financial statements (unconsolidated balance sheets, unconsolidated statement of income, unconsolidated statements of changes in net assets and notes to the unconsolidated financial statements) and the supplementary schedules thereto, and the consolidated financial statements (the consolidated statements of financial position, the consolidated statement of income, the consolidated statements of changes in equity and notes to consolidated financial statements) for the fiscal year ended March 31, 2021.

2. Results of Audit

(1) Results of Audit of Business Report, etc.

1)	The business report and the supplementary schedules thereto fairly represent the status of the Company in accordance with the applicable laws and regulations and Articles of Incorporation.

2)	No misconduct or material violation of laws, regulations or the Articles of Incorporation was found with regard to the performance of duties by the Directors.

3)

The content of the resolution of the Board of Directors regarding the Internal Control Systems is appropriate. In addition, no matters were found for comment with regard to the content of the business report as it is related to Internal Control Systems or with regard to the performance of duties by the Directors.

(2)	Results of Audit of unconsolidated financial statements and the supplementary schedules thereto.

The methods and results of the audit performed by the Accounting Auditor, KPMG AZSA LLC, are appropriate.

(3)	Results of Audit of consolidated financial statements.

The methods and results of the audit performed by the Accounting Auditor, KPMG AZSA LLC, are appropriate.

May 19, 2021

Audit and Supervisory Committee

Honda Motor Co., Ltd.

Full-time Audit and Supervisory Committee Member	Masahiro Yoshida (Seal)
Full-time Audit and Supervisory Committee Member	Masafumi Suzuki (Seal)
Audit and Supervisory Committee Member	Hideo Takaura (Seal)
Audit and Supervisory Committee Member	Mayumi Tamura (Seal)
Audit and Supervisory Committee Member	Kunihiko Sakai (Seal)

Note:	Audit and Supervisory Committee Members, Hideo Takaura, Mayumi Tamura and Kunihiko Sakai are Outside Directors, as set forth in Article 2, Item 15 and Article 331, Paragraph 6 of the Company Law.

- End -

Honda’s Sustainability (reference)

The Honda Philosophy forms the values shared by all Honda Group companies and all of their associates. It is the basis for Honda’s corporate activities and the associates’ behavior and decision-making.

To achieve both the creation of growth opportunities for the Company and a sustainable society, Honda has set striving to be “a company that society wants to exist” as its direction for the 21st century. It is also advancing initiatives known as “Creating the Joys,” “Expanding the Joys” and “Ensuring the Joys for the Next Generation.”

The “2030 Vision” is one milestone indicating in concrete terms the direction Honda ought to take toward realizing these objectives.

For Honda to achieve sustainability, it is important to meet stakeholders’ expectations and needs by providing value through its products and services. Equally important is to fulfill its corporate social responsibility, for instance by considering its impact on the environment and society and to contribute to the resolution of social issues through its business activities.

To this end, Honda devises medium- and long-term strategies that are based on the perspectives of both stakeholders and Honda itself. In determining these perspectives, Honda uses the materiality matrix as its guide and considers the roles it should play and contributions it should make, geared to the characteristics of each region around the world.

Evaluation of Issues from the Stakeholders’ Perspective

Toward achieving our long-term vision which is based on the Honda Philosophy, key issues to be addressed are identified and prioritized from our perspective and from the viewpoint of our stakeholders. The materiality matrix provides the essential framework for organizing these issues. By creating and employing this matrix, we confirmed the coverage of overall issues and clarified where each of them is positioned.

The materiality matrix was prepared in two stages: identifying issues and then categorizing them according to their materiality. Issues were identified through dialogue among members of respective operating divisions within the Company. The process also took into account various viewpoints including global and value chain perspectives, the status of technological innovation, the Sustainable Development Goals (SDGs)*1 and social issues pursuant to the Paris Agreement. We evaluated the materiality of these issues in light of the views of stakeholders through dialogue with leading environmental, social and corporate governance (ESG) rating agencies and NGOs in Europe and the United States that focus on sustainability issues. The contents were also evaluated and assessed by management at the Company’s Sustainability Strategy Committee meetings and other occasions.

This resulted in the successful visualization of material issues on a priority basis as a mobility company, including the realization of a carbon-free and collision-free mobile society. We believe our efforts should contribute to the achievement of certain SDGs, notably Goal 13 “Take urgent action to combat climate change and its impacts”; Goal 7 “Ensure access to affordable, reliable, sustainable and modern energy for all”; and Goal 3 “Ensure healthy lives and promote well-being for all at all ages.” Critical issues specified based on the views of stakeholders are being reflected in company-wide strategy and incorporated into respective business activities to achieve the Company’s vision.

*1	The SDGs are international objectives related to such areas as poverty, hunger, energy, climate change and a peaceful society adopted at the United Nations Sustainable Development Summit in 2015.

*2	Disparity in quality of life between those who do and do not have access to mobility

Honda Motor Co., Ltd.

REPORT OF INDEPENDENT DIRECTORS

1. Basic Information

Company Name	Honda Motor Co., Ltd.		Securities Code Number	7267

Submission Date	6/1/2021	Date of Change of Position (scheduled date)	2021/6/23

Reason for Submission of Report of Independent Directors/Corporate Auditors		To discuss the relevant agenda of electing outside directors at an Ordinary General Meeting of Shareholders.

☑	The Company has selected all persons who are qualified to become independent directors/corporate auditors as independent directors/corporate auditors. (*1)

2. Matters related to Independence of Independent Directors/Corporate Auditors and Outside Directors/Outside Corporate Auditors

	Name	Outside Director/ Outside Corporate Auditor	Independent Director/ Corporate Auditor	Attributes of Independent Directors/Corporate Auditors and Outside Directors/Outside Corporate Auditors (*2, *3)													Details of Change of Position	Consent of the Said Person
No.				a	b	c	d	e	f	g	h	i	j	k	l	Not Applicable
1	Kunihiko Sakai	Outside Director	Yes													Yes	correction/change	Yes
2	Fumiya Kokubu	Outside Director	Yes										Yes currently				correction/change	Yes
3	Yoichiro Ogawa	Outside Director	Yes										Yes formerly				new appointment	Yes
4	Kazuhiro Higashi	Outside Director	Yes										Yes currently	Yes currently			new appointment	Yes
5	Ryoko Nagata	Outside Director	Yes													Yes	new appointment	Yes

3. Explanation of the Attributes of the Independent Directors/Corporate Auditors and the Reasons for the Appointment

No.	Explanation of the Applicability of Attributes (*4)	Reasons for the Appointment of the Independent Director/Auditor (*5)
1

Mr. Kunihiko Sakai has a high expertise and abundant experience as a legal affairs specialist. The Company expects him to oversee the entire business management of the Company from an objective, highly sophisticated and broader viewpoint.

In addition, he is specified as an independent director, because there are not any personal relationship, business relationship etc. which applies to the matters described in the Criteria for Independence of Outside Directors, and there are no special conflicts of interest between the Company and Mr. Kunihiko Sakai.

2	Marubeni Corporation, where Mr. Fumiya Kokubu currently holds the position of Chairman of the Board, the Company and their principal consolidated subsidiaries have business relationships. However, the amount of annual transactions between them is less than 1% of the consolidated sales revenue of the Company and the other party, which fulfills the Criteria for Independence of Outside Directors.

Mr. Fumiya Kokubu has abundant experience and deep insight regarding corporate management. The Company expects him to oversee the entire business management of the Company from an objective, highly sophisticated and broader viewpoint.

In addition, he is specified as an independent director, because there are not any personal relationship, business relationship etc. which applies to the matters described in the Criteria for Independence of Outside Directors, and there are no special conflicts of interest between the Company and Mr. Fumiya Kokubu.

Marubeni Corporation, where Mr. Fumiya Kokubu currently holds the position of Chairman of the Board, the Company and their principal consolidated subsidiaries have business relationships. However, the amount of annual transactions between them is less than 1% of the consolidated sales revenue of the Company and the other party, which fulfills the Criteria for Independence of Outside Directors.

3	Deloitte Group, where Mr. Yoichiro Ogawa formerly belonged to, the Company and the Company’s principal consolidated subsidiaries have business relationships. However, the amount of annual transactions between them is less than 1% of the consolidated sales revenue of the Company and the other party, which fulfills the Criteria for Independence of Outside Directors.

Mr. Yoichiro Ogawa has high expertise and abundant experience as an accounting specialist.

The Company expects him to oversee the entire business management of the Company from an objective, highly sophisticated and broader viewpoint.

In addition, he is specified as an independent director, because there are not any personal relationship, business relationship etc. which applies to the matters described in the Criteria for Independence of Outside Directors, and there are no special conflicts of interest between the Company and Yoichiro Ogawa.

Deloitte Group, where Mr. Yoichiro Ogawa formerly belonged to, the Company and the Company’s principal consolidated subsidiaries have business relationships. However, the amount of annual transactions between them is less than 1% of the consolidated sales revenue of the Company and the other party, which fulfills the Criteria for Independence of Outside Directors.

4

The aggregate amount of the Company Group’s borrowings from Resona Holdings, Inc. and its subsidiaries, where Mr. Kazuhiro Higashi currently holds the position of Chairman and Director, in the past three fiscal years is less than 1% of the amount of consolidated total assets of either of the two companies, which fulfills the Criteria for Independence of Outside Directors.

Mr. Fumihiko Ike, who was Chairman and Representative Director of the Company, has been nominated as a candidate of outside director of Resona Holdings, Inc. and will be its outside director from June 2021 subject to the resolution at its annual shareholders meeting. However, Mr. Fumihiko Ike retired as Chairman and Representative Director of the Company in June 2016 and has not been involved in management or business execution of the Company since then.

Mr. Kazuhiro Higashi has abundant experience and deep insight regarding corporate management. The Company expects him to oversee the entire business management of the Company from an objective, highly sophisticated and broader viewpoint.

In addition, he is specified as an independent director, because there are not any personal relationship, business relationship etc. which applies to the matters described in the Criteria for Independence of Outside Directors, and there are no special conflicts of interest between the Company and Mr. Kazuhiro Higashi.

The aggregate amount of the Company Group’s borrowings from Resona Holdings, Inc. and its subsidiaries, where Mr. Kazuhiro Higashi currently holds the position of Chairman and Director, in the past three fiscal years is less than 1% of the amount of consolidated total assets of either of the two companies, which fulfills the Criteria for Independence of Outside Directors.

5

Ms. Ryoko Nagata has abundant experience and deep insight regarding corporate management and audit. The Company expects her to oversee the entire business management of the Company from an objective, highly sophisticated and broader viewpoint.

In addition, she is specified as an independent director, because there are not any personal relationship, business relationship etc. which applies to the matters described in the Criteria for Independence of Outside Directors, and there are no special conflicts of interest between the Company and Ms. Ryoko Nagata.

4. Supplemental Explanation

The Company has established its “Criteria for Independence of Outside Directors” as follows.

<Honda Motor Co., Ltd. Criteria for Independence of Outside Directors>

The Company’s board of directors will determine that an outside director is sufficiently independent from the Company if it determines that the said outside director satisfies the independence criteria stipulated by the Tokyo Stock Exchange and the requirements set forth below:

1.	He/She is not, and has never been, any of the following during the last year:

1)	a person who executes the business (*1) of a large shareholder (*2) of the Company;

2)	a person who executes the business of (i) a major customer (*3) of the Company, or (ii) a company of which the Company is a major customer;

3)	a person who executes the business of a major lender (*4) of the Company Group;

4)	a person who executes the business of an audit corporation which conducts statutory audits for the Company or a person who handles the audit functions of the Company;

5)

a consultant, an accounting specialist, or a legal expert (or, if the person in question is a corporation, an association, or any other similar organization, then a person who executes the business of that corporation, etc.) who receives a large amount (*5) of money, etc. from the Company, other than remuneration paid to directors of the Company;

2.	No family member or close relative (*6) of the outside director currently falls or at any point of time during the last year fell under any of items 1) through 5) in paragraph 1 above.

Established on May 15, 2015

Partly amended on June 15, 2017

Partly amended on February 9, 2021

Notes

*1	A “person who executes the business” means an executive director, an executive officer, or an important employee including operating officer.

*2	A “large shareholder” means a shareholder who directly or indirectly holds shares representing 10% or more of the total number of voting rights of the Company as of the end of a fiscal year.

*3

A “major customer” means a customer of the Company where the annual amount of transactions between the customer and the Company exceeds 2% of the consolidated sales revenue of the Company or the said customer.

*4

A “major lender” means a financial institution from which the Company Group borrows, where the aggregate amount of such borrowings exceeds 2% of the amount of consolidated total assets of the Company or the financial institution as at the end of a fiscal year.

*5	A person receives a “large amount” if he/she receives consideration from the Company in excess of 10 million yen per year.

*6	A “family member or close relative” means a spouse or first or second degree relative of an outside director.

▶1

If, among the outside directors/outside corporate auditors, all of them who satisfy the qualifications which are required to become an independent director/corporate auditor are notified as independent directors/corporate auditors, please check the box.

▶2	Matters to check regarding Attributes of the Independent Directors/Corporate Auditors and Outside Directors/Outside Corporate Auditors:

a.	person who executes business of the listed company or its subsidiary;

b.	directors who are not executive personnel or accounting advisors of the listed company or its subsidiary (where outside corporate auditors are appointed as independent corporate auditors);

c.	directors who are executive personnel or non-executive personnel of a parent company of the listed company;

d.	corporate auditors of a parent company of the listed company (where outside corporate auditors are appointed as independent corporate auditors);

e.	person who executes business of a fellow subsidiary of the listed company;

f.	party for which the listed company is a major customer or a person who executes its business;

g.	listed company’s major customer or a person who executes its business;

h.

consultant, accounting professional, or legal professional who receives a large amount of money or other financial asset other than remuneration for directorship/corporate auditorship from the listed company;

i.	listed company’s major shareholder (where the said major shareholder is a company, a person who executes its business);

j.

person who executes the business of a customer of the listed company (where any of items f, g, and h do not apply to such customer) (this item only applies to the independent directors/corporate auditors himself/herself)

k.

person who executes the business of an entity whose outside director/outside corporate auditor is also a person who executes the business of the listed company (this item only applies to the independent directors/corporate auditors himself/herself)

l.	person who executes the business of an entity to whom the listed company makes donations (this item only applies to the independent directors/corporate auditors himself/herself)

Please note that expressions used in each of items a to l above are abbreviations of words used in items which are stipulated in the rules of the stock exchange.

▶3

If any of the items above apply to the independent directors/corporate auditors himself/herself “now or recently,” please mark with a “¡” and, if any of the items above applied to the independent directors/corporate auditors himself/herself in the “past,” please mark with a “Δ.”

If any of the items above apply to a family member or a close relative “now or recently,” please mark with a “●” and, if any of the items above applied to any of them in the “past,” please mark with a “▲.”

▶4	If any of the items a to l above apply, please provide an explanation (summary).

▶5	Please write down the reasons for appointing the independent director/corporate auditor.